SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended March 31, 2004

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2004

INDEX

Financial Statements

7001 Management Report
7002 Balance Sheet
7003 Statement of Income
7004 Statement of Changes in Stockholders' Equity
7005 Statement of Changes in Financial Position
7006 Consolidated Balance Sheet
7007 Consolidated Statement of Income
7008 Consolidated Statement of Changes in Stockholders' Equity
7009 Consolidated Statement of Changes in Financial Position
7010 Financial Group Balance Sheet
7011 Financial Group Statement of Income
7012 Financial Group Statement of Changes in Financial Position
7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016 Marketable Securities by Type and Maturity
7017 Marketable Securities by Balance Sheet Account and Maturity
7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019 Maturity of Lending Operations Portfolio
7020 Flow of Lending Operations Portfolio
7021 Geographical Distribution of Lending Operations Portfolio and Deposits
7022 Risk Level of Lending Operations Portfolio
7023 Lending Operations Portfolio by Index
7024 Credit Assignment
7025 Lending Operations Portfolio by Amount and Risk Level
7026 Fixed Assets
7027 Funding by Maturity

Risk Management

7028 Operational Limits

Complemental Statistical Information

7029 Branches Financial Information
7030 Taxes and Charges
7031 Correspondent Banks Transactions
7032 Changes on client demand accounts by check and electronic transactions

Independent Auditors' Special Review Report

7033 Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

7034 Provisions
7035 Capital
7036 Cash Dividends Paid
7037 Changes on Capital in the Reference Period
7038 Commitments and Guarantees
7039 Assets and Liabilities Denominated in Foreign Currency
7040 Comments on Performance and Prospects

7001 — MANAGEMENT REPORT

Retail Bank

In the first quarter of 2004, 143,000 new checking accounts were opened. Checking-account holders plus investors in savings accounts, and retirees reached, at the end of the quarter, 6.1 million clients under the Unibanco brand. The increase in Unibanco’s client base results from the organic growth program, internally called ContAtiva 2, launched in February 2003.

Taking into account the customers of the consumer finance subsidiaries (Fininvest, PontoCred, and LuizaCred), the total client base of Unibanco Group reached 14.2 million at the end of March of 2004. Adding the HiperCard clients (please find more information in the following pages), the total volume reaches 15.8 million. The average number of products per checking account holder stood at 6.0.

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 11,629 points of service at the end of March 2004, distributed as follows:

  796 branches and 77 in-store branches (inside supermarkets and stores);
  407 corporate-site branches;
  112 Fininvest stores;
  7,827 Fininvest points-of-sale (retailers);
  174 LuizaCred stores;
  347 PontoCred stores; and
  1,889 Banco 24 Horas sites (ATMs).

The new acquisitions have added:

  64 Creditec stores and 162 Creditec points-of-sale; and
  61.477 points-of-sale affiliated to HiperCard credit card, in addition to the 119 Bompreco stores.

Wholesale Bank

Fixed Income

Unibanco kept the leadership in the fixed income domestic market in 2004, coordinating R$ 365 million in primary issues, with a market share of 17%. Unibanco was the lead manager of a R$ 1.2 billion Braskem debentures issue.

Correspondent Banking

Unibanco ended the first quarter of 2004 with US$1.4 billion in contracted funding. It is also worth mentioning the additional US$1.3 billion in import credit lines funding provided by trade credit exports agencies and multilateral organizations. The main highlight of the period is the contract signed with the Japan Bank for International Cooperation (JBIC) for a ¥ 2 billion credit line and another US$ 20 million credit line. The transaction consolidates Unibanco’s leadership in the multilateral institutions and governmental international trade agencies on-lending in the local market.

Syndicated Loans

Unibanco was the co-lead manager, together with Caixa Banco de Investimento, of a US$100 million IDB 8-year loan to Bandeirante Energia. Unibanco was the lead manager of a R$ 200 million 4-year syndicated loan to Celpe.

The March 2004 issue of the Trade Finance Magazine awarded the Cosipa US$ 135 million pre-payment exports transaction of December 2003 the “Structured Transaction” of foreign trade loan deal of the year.

Foreign Exchange and Trade

In terms of foreign exchange contracts, Unibanco had US$ 1.378 billion in export contracts in the first quarter of 2004, out of US$ 20.758 billion market aggregate, which represents a 6.64% market share in the quarter. In the import market, Unibanco contracted transactions in the amount of US$ 1,227 billion, from a total market volume of US$ 12,697, thus increasing its participation to 9.66%.

The trade finance loan portfolio, including imports, exports and international guarantees, totaled US$ 1.542 billion. Unibanco’s growth focus was in the exports assets, reaching a volume of US$913.5 million, a quarter to quarter growth of 12.5%, mainly due to an increase in pre-payment transactions of exports.

Mergers and Acquisitions

During the first quarter of 2004, Unibanco acted as financial advisor in four transactions, totaling a volume of more than R$ 700 million. According to Thomson ranking for the first quarter of 2004, Unibanco is the Brazilian bank that concluded the largest number of M&A deals in Brazil.

Insurance and Private Pension Plans

The insurance and private pension fund businesses posted net income of R$67 million in the first quarter of 2004 with a return on average equity of 19.7%.

The first quarter of 2004’s gross revenues amounted to R$982 million.

Unibanco’s insurance and pension fund companies ranked 4th in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP — Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.1% market share (February/2004 figures).

Technical reserves amounted to R$4.281 million at the end of the quarter, increasing 36.6%.

Net premiums written totaled R$612 million in the first quarter of 2004. The first quarter of 2004 operating income, at R$ 2 million, was influenced by a lower level of claims and by discipline in controlling administrative expenses. The claims ratio presented an improvement due to the better product mix and risk management policy. This ratio improved despite an unfavorable scenario due to the Catarina hurricane. In this occasion, Unibanco AIG clients could count on a special structure promptly developed for their assistance.

The combined ratio, that measures the efficiency of the insurance companies, was 99.5% in the first quarter of 2004. The extended combined ratio, which includes financial revenues, reached 84.7%.

Personnel and administrative expenses amounted to R$ 50 million in the first quarter of 2004.

The company launched in the quarter a new version of women’s insurance with an exclusive “beauty kit” that fostered the sales of accident insurance policies in the period.

According to the latest industry data, released by SUSEP as of February 2004, Unibanco AIG Seguros maintained the top ranking in the corporate segment, noteworthy in D&O (Directors & Officers), international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The insurance companies’ technical reserves reached R$902 million at the end of the first quarter of 2004, up 9.9% quarter to quarter.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$13 million in the first quarter of 2004. Unibanco AIG Previdência ranked 4th in pension plan sales until February 2004, with 9% market share, according to the ANAPP official data. Gross revenues for the quarter reached R$370 million. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP’s data for February 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$172 million. The company services approximately 650 thousand individual customers and 1,112 corporate clients.

Unibanco AIG Previdência was awarded the 2003 best private pension plans company in Brazil, according to the sector analysis published in the March 2004 edition of the Conjuntura Econômica Magazine.

In March 2004, technical reserves stood at R$3,379 million.

Wealth Management

Unibanco Asset Management (UAM) ended the first quarter of 2004 with R$29,324 million in assets under management, 37.2% growth of the industry. The quarter accounted for positive fund raising of R$ 1.5 billion, mainly from the retail and institutional segments. In February 2004, UAM was ranked 7th in ANBID’s Global Ranking of Third Parties’ Assets under Management. In March 2004, UAM’s market share was 4.8%.

The Private Banking business ended the first quarter of 2004 with assets under management of R$11.4 billion.

R$3.6 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 8.1% and holding the 2nd position in the segment’s global ranking published by Anbid in March 2004.

The first donation from the Social Investment Private Fund, totaling R$ 276 thousand, occurred in this quarter. Four institutions, focusing complementary education, received grants from the Fund. The Social Fund approval and success, led to its offer to all Unibanco clients.

Unibanco Pessoas (Human Resources)

In March 2004, Unibanco’s staff totaled 28,229 professionals, an increase of 604 employees. This growth is mainly due to the incorporation of Creditec’s staff, a company acquired by Unibanco in November 2003 and to the hiring of new employees for the organic growth program in the branch network.

In the first quarter of 2004, R$3 million were invested on several initiatives ranging from specific training programs (including the People Management Program) to MBAs in Brazil and abroad. The People Management Program will train all Unibanco managers, aiming at the excellence in the teams’ leadership in order to guarantee a more participative environment focused on immediate results. Since its inception, in October 2003, 30% of Unibanco’s managers were trained, including 480 managers in 2004.

The Healthcare Plan was restructured, providing Unibanco’s employees and their dependents with a medical care network 405% broader than the previous one. The new Healthcare Plan also gives discounts on medication and information on treatments, medical research and quality of life, which are all published in Unibanco’s Corporate Portal.

During the first quarter of 2004, the Extrajudicial Reconciliation Commission was established aiming at offering former employees the opportunity of submitting complaints regarding their rights directly to the Organization and to the representatives of unions, thereby reducing the number of lawsuits under way in the Labor Courts. Up to March, more than 30 agreements were signed with unions in various regions of the country. This is another Unibanco’s initiative focusing on valuing and respecting Unibanco’s relationship with its employees and the emphasis it places on this relationship.

Social Responsibility

The Unibanco Institute has been involved for over 20 years in a wide range of social welfare activities and concentrates today its activities in education. The supported projects focus on the social inclusion of underprivileged adolescents and young adults, by means of activities designed to reduce the lack of school education, provide professional training, and encourage education for entrepreneurs.

The projects launched in the first quarter of 2004, which will be added to the ones already in full progress, are:

  Expansion of the project Citizenship and Computer Science Schools (EICS - Escolas de Informática e Cidadania - Avançadas) – Pilot project in Curitiba focusing the growth in employability.
  (Partner and coordinator: Comitê para Democratização da Informática- CDI)
  São Paulo 450 years Educational Project (Projeto Educacional São Paulo 450 Anos)
  (Partner: Instituto Votorantim / Coordination: BEI / Pedagogical Project: CEDAC / Support: Secretaria Municipal de Educação)
  Human Rights in Schools Project (Projeto Direitos Humanos nas Escolas)
  (Partner: Faculdade de Educação da Universidade de São Paulo)

Further to the projects described above, the Environmental Education Center was launched on April 7th, in the city of Santos (São Paulo state) through the Environmental Education Program. The Center counts on a pedagogical infra-structure and is part of the Fishing Museum. It seeks to stimulate the learning and ecological consciousness, mainly for low income children and teenagers.

The Moreira Salles Institute (IMS-Instituto Moreira Salles) focuses on divulging Brazilian culture and especially on conserving its memory. It carries out its own specific projects, mostly on photography, literature, cinema, Brazilian music, and fine arts.

In the first quarter of 2004, the Moreira Salles Institute cultural centers were visited by roughly 73 thousand people, up by 150% vs. the same period of the previous year. 14 photography and fine arts exhibitions were held. The Institute hosted 27 activities involving art education, films, and theatre for children and teenagers. Over the course of the quarter, more than 12 thousand students took part in 321 guided visits to the exhibitions. The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted some 895 thousand spectators during the period.

Corporate Governance

The best possible corporate governance practices have long been routine at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, in response to basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act promptly to scenario changes.

Independent Auditors

To ensure the independence of its external auditors, Unibanco has a policy of limiting the services, other than the auditing services rendered by the external auditor, to an amount of remuneration which is less than 5% of the amount paid for the independent auditing services. Additionally, for the quarter ended March 31, 2004, the external auditors of Unibanco were hired only to render independent auditing services.

Change in the Internal Structure

In April 2004, important changes in the internal structure of Unibanco were announced, in complement to the ones announced in March. The new model seeks to stimulate collaboration and partnership within the organization; develop a similar vision on people management issues; and reinforce the focus on the Retail and Wholesale businesses.

  Pedro Sampaio Malan, Vice-Chairman of Unibanco’s Board of Directors since May 2003, was elected, on April 30th 2004, Chairman of the Board.
  Pedro Moreira Salles will serve as Unibanco’s CEO.
  After many years of contribution as top managers of Unibanco, Joaquim Francisco de Castro Neto and Fernando Sotelino, current CEOs of the Retail and the Wholesale Banks, respectively, were elected members of Unibanco’s Board of Directors, together with Armínio Fraga Neto, Pedro Bodin, Israel Vainboim and Gabriel Jorge Ferreira, Pedro Sampaio Malan and Pedro Moreira Salles.
  João Dionísio Amoêdo joined Unibanco and was appointed the Executive Vice President of the Wholesale Bank, as of May 1st, substituting Fernando Sotelino.
  Marcio Schettini was appointed the Executive Vice President of the Retail Bank, as of July 1st, substituting Joaquim Francisco de Castro Neto.
  The Corporate Vice Presidency, under Geraldo Travaglia, responsible for the investor relations, planning and accounting areas, will include, as of July 1st, the technology and administration departments.
  Daniel Gleizer is part of Unibanco’s team since March 23rd, being in charge of the areas of Risk (market, credit, and operational), macroeconomic research and capital, and the structure allocation and cost of capital.
  Lucas Melo is responsible for a new area that includes the Audit, Compliance, Legal, and Government Relations departments.
  Ney Dias, former Unibanco-AIG controller, is in charge of the Accounting and Investor Relations departments of Unibanco, substituting Lucas Melo, and reporting to Geraldo Travaglia.

Highlights of Unibanco Holdings’ and Unibanco’s Ordinary and Extraordinary Shareholders Meetings of April 30th 2004:

Audit Committee

The establishment of an Audit Committee, as per Brazilian Law, was approved. After the Brazilian Central Bank homologation, the Audit Committee will have the power to, among other responsibilities, propose the appointment, ad referendum of the Board of Directors, of the External Independent Auditor; review the half-yearly financial statements; evaluate the External Auditors as well as the Internal Auditing; establish, divulge, monitor, and oversee procedures regarding compliance with legal requirements and recommendations on the correction, and improvement of internal policies and strategies.

The Audit Committee will have the following structure:

Gabriel Jorge Ferreira: member of Unibanco’s Board of Directors and President of the National Confederation of Financial Institutions (CNF – Confederação Nacional das Instituições Financeiras).

Eduardo Augusto Guimarães: ex- President of Banco do Brasil (2001-03) and Banco do Estado de São Paulo – BANESPA (1999-2000), he also worked for the Institute of Economic and Social Planning – IPEA and was Research Director and President of the Brazilian Institute of Geography and Statistics — IBGE (1985-88 and 1990-92).

Guy Almeida Andrade: President of the Institute of Independent Accountants of Brazil (IBRACON — Instituto dos Auditores Independentes do Brasil), he is also a Member of the board of IFAC — International Federation of Accountants and President of its audit committee. He is a partner at Magalhães Andrade Auditores Independentes.

Reverse Stock Split

Unibanco and Unibanco Holdings approved a reverse stock split of their respective stocks, common and preferred shares, including the Units (each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings), at the ratio of 100 (one hundred) shares to 1 (one) share. The reverse stock split aims at providing more efficiency in control and in the relationship with the shareholders, and operational cost reduction, as well as being one more step in the quest for increasing stock liquidity. The reverse stock split is pending the Brazilian Central Bank approval.

Market Maker for Units

Unibanco hired LatinFinance Advisory & Research S.A. and Agora Senior Corretora de Titulos e Valores Mobiliarios S.A., a securities brokerage company, to be, respectively, advisor and Market Maker for UNITs (UBBR11) in the BOVESPA, the Sao Paulo Stock Exchange.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2004
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	March 31, 2004

10.0.0.00.00.00	TOTAL ASSETS	60,058,895.93
10.1.0.00.00.00	CURRENT ASSETS	39,459,082.24
10.1.1.00.00.00	CASH AND DUE FROM BANKS	786,311.72
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	12,286,666.62
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	7,683,572.27
10.1.2.22.00.00	Interbank Deposits	4,603,094.35
10.1.3.00.00.00	MARKETABLE SECURITIES	7,033,914.88
10.1.3.10.00.00	Own Portfolio	3,660,771.93
10.1.3.20.00.00	Subject to Repurchase Commitments	164,712.93
10.1.3.70.00.00	Pledged with Brazilian Central Bank	2,240,250.56
10.1.3.40.00.00	Pledged under Guarantees Rendered	549,520.44
10.1.3.85.00.00	Derivative Financial Instruments	418,659.02
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,106,047.97
10.1.4.10.00.00	Payments and Receipts Pending Settlement	433,740.96
10.1.4.20.00.00	Compulsory Deposits	3,670,940.60
10.1.4.20.10.00	Brazilian Central Bank	3,669,513.60
10.1.4.20.40.00	National Housing System - SFH	1,427.00
10.1.4.80.00.00	Correspondent Banks	1,366.41
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	8,341.12
10.1.5.10.00.00	Third-party Funds in Transit	3,308.43
10.1.5.20.00.00	Internal Transfers of Funds	5,032.69
10.1.6.00.00.00	LENDING OPERATIONS	10,932,934.34
10.1.6.10.00.00	Lending Operations	11,558,882.47
10.1.6.10.10.00	Public Sector	347,299.02
10.1.6.10.20.00	Private Sector	11,211,583.45
10.1.6.90.00.00	Allowance for Lending Losses	(625,948.13)
10.1.8.00.00.00	OTHER CREDITS	4,092,657.56
10.1.8.20.00.00	Foreign Exchange Portfolio	2,682,598.93
10.1.8.30.00.00	Income Receivable	327,567.42
10.1.8.40.00.00	Negotiation and Intermediation of Securities	53,924.20
10.1.8.70.00.00	Sundry	1,050,369.42
10.1.8.90.00.00	Allowance for Other Credits Losses	(21,802.41)
10.1.9.00.00.00	OTHER ASSETS	212,208.03
10.1.9.40.00.00	Other Assets	81,605.79
10.1.9.70.00.00	Allowance for Other Assets Losses	(31,420.44)
10.1.9.90.00.00	Prepaid Expenses	162,022.68
10.2.0.00.00.00	LONG-TERM ASSETS	14,527,452.25
10.2.2.00.00.00	INTERBANK INVESTMENTS	237,263.18
10.2.2.22.00.00	Interbank Deposits	237,263.18
10.2.3.00.00.00	MARKETABLE SECURITIES	4,774,238.62
10.2.3.10.00.00	Own Portfolio	2,803,771.52
10.2.3.20.00.00	Subject to Repurchase Commitments	1,213,337.22
10.2.3.70.00.00	Pledged with Brazilian Central Bank	294,843.37
10.2.3.40.00.00	Pledged under Guarantees Rendered	356,354.21
10.2.3.85.00.00	Derivative Financial Instruments	105,932.30
10.2.4.00.00.00	INTERBANK ACCOUNTS	40,340.59
10.2.4.20.00.00	Compulsory Deposits	40,340.59
10.2.4.20.40.00	National Housing System - SFH	40,340.59
10.2.6.00.00.00	LENDING OPERATIONS	6,884,699.04
10.2.6.10.00.00	Lending Operations	7,114,955.31
10.2.6.10.10.00	Public Sector	239,827.02
10.2.6.10.20.00	Private Sector	6,875,128.29
10.2.6.90.00.00	Allowance for Lending Losses	(230,256.27)
10.2.8.00.00.00	OTHER CREDITS	2,558,412.49
10.2.8.10.00.00	Receivables on Guarantees Honored	1,117.50
10.2.8.20.00.00	Foreign Exchange Portfolio	410.83
10.2.8.30.00.00	Income Receivable	2,844.81
10.2.8.70.00.00	Sundry	2,555,521.38
10.2.8.90.00.00	Allowance for Other Credits Losses	(1,482.03)
10.2.9.00.00.00	OTHER ASSETS	32,498.33
10.2.9.90.00.00	Prepaid Expenses	32,498.33
10.3.0.00.00.00	PERMANENT ASSETS	6,072,361.44
10.3.1.00.00.00	INVESTMENTS	5,291,110.77
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,259,359.89
10.3.1.20.10.00	Local	4,214,585.36
10.3.1.20.20.00	Foreign	1,044,774.53
10.3.1.50.00.00	Other Investments	57,010.07
10.3.1.90.00.00	Allowance for Losses	(25,259.19)
10.3.2.00.00.00	FIXED ASSETS	367,735.05
10.3.2.30.00.00	Land and buildings in use	172,169.99
10.3.2.40.00.00	Other Fixed Assets	729,580.07
10.3.2.90.00.00	Accumulated Depreciation	(534,015.01)
10.3.4.00.00.00	DEFERRED CHARGES	413,515.62
10.3.4.10.00.00	Organization and Expansion Costs	761,272.65
10.3.4.90.00.00	Accumulated Amortization	(347,757.03)
40.0.0.00.00.00	TOTAL LIABILITIES	60,058,895.93
40.1.0.00.00.00	CURRENT LIABILITIES	35,209,688.29
40.1.1.00.00.00	DEPOSITS	17,779,011.97
40.1.1.10.00.00	Demand Deposits	2,480,718.67
40.1.1.20.00.00	Savings Deposits	5,345,161.32
40.1.1.30.00.00	Interbank Deposits	395,663.24
40.1.1.40.00.00	Time Deposits	9,557,468.74
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,224,567.84
40.1.2.10.00.00	Own Portfolio	1,290,585.44
40.1.2.20.00.00	Third Parties Portfolio	5,910,522.25
40.1.2.30.00.00	Unrestricted Portfolio	23,460.15
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,343,549.48
40.1.3.30.00.00	Mortgage Notes	774,516.50
40.1.3.50.00.00	Securities Abroad	1,569,032.98
40.1.4.00.00.00	INTERBANK ACCOUNTS	431,081.73
40.1.4.10.00.00	Receipts and Payments Pending Settlement	413,083.65
40.1.4.40.00.00	Correspondent Banks	17,998.08
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	411,774.15
40.1.5.10.00.00	Third-Party Funds in Transit	374,003.90
40.1.5.20.00.00	Internal Transfer of Funds	37,770.25
40.1.6.00.00.00	BORROWINGS	3,003,402.90
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	315.69
40.1.6.30.00.00	Foreign Borrowings	3,003,087.21
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,303,184.41
40.1.7.10.00.00	National Treasury	7,533.91
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	675,625.95
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	585,798.52
40.1.7.90.00.00	Other Institutions	34,226.03
40.1.8.00.00.00	FOREIGN ONLENDINGS	39,218.58
40.1.8.10.00.02	Foreign Onlendings	39,218.58
40.1.9.00.00.00	OTHER LIABILITIES	2,673,897.23
40.1.9.10.00.00	Collection of Taxes and Social Contributions	283,961.32
40.1.9.20.00.00	Foreign Exchange Portfolio	1,105,603.20
40.1.9.30.00.00	Social and Statutory	154,386.51
40.1.9.40.00.00	Taxes and Social Security	117,725.24
40.1.9.50.00.00	Negotiation and Intermediation of Securities	14,679.32
40.1.9.85.00.00	Subordinated Debit	35,627.82
40.1.9.87.00.00	Derivative Financial Instruments	222,271.85
40.1.9.90.00.00	Sundry	739,641.97
40.2.0.00.00.00	LONG-TERM LIABILITIES	17,478,674.50
40.2.1.00.00.00	DEPOSITS	8,434,733.18
40.2.1.30.00.00	Interbank Deposits	281,941.24
40.2.1.40.00.00	Time Deposits	8,152,791.94
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	442,139.11
40.2.3.30.00.00	Mortgage Notes	5,455.97
40.2.3.50.00.00	Securities Abroad	436,683.14
40.2.6.00.00.00	BORROWINGS	330,472.73
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	814.27
40.2.6.30.00.00	Foreign Borrowings	329,658.46
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,178,306.80
40.2.7.20.00.00	National Treasury	69,121.24
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,163,228.10
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	26,820.54
40.2.7.90.00.00	Other Institutions	919,136.92
40.2.8.00.00.00	FOREIGN ONLENDINGS	210,702.82
40.2.8.10.00.00	Foreign Onlendings	210,702.82
40.2.9.00.00.00	OTHER LIABILITIES	4,882,319.86
40.2.9.40.00.00	Taxes and Social Security	218,147.09
40.2.9.85.00.00	Subordinated Debt	1,483,553.85
40.2.9.87.00.00	Derivative Financial Instruments	82,930.58
40.2.9.90.00.00	Sundry	3,097,688.34
40.5.0.00.00.00	DEFERRED INCOME	12,347.42
40.5.1.00.00.00	Deferred Income	12,347.42
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,358,185.72
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,572,549.60
40.6.1.20.00.00	Foreign Residents	1,118,052.21
40.6.4.00.00.00	Capital Reserves	158,472.50
40.6.5.00.00.00	Revaluation Reserves	10,013.39
40.6.6.00.00.00	Revenue Reserves	3,650,033.19
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and	(166,063.76)
40.6.7.00.00.01	Derivative Financial Instruments	147,251.87
40.6.9.00.00.00	Treasury Stocks	(132,123.28)

7003 - STATEMENT OF INCOME

		From January 1, 2004	From January 1, 2004
CODE	DESCRIPTION	to March 31, 2004	to March 31, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,026,534.94	2,026,534.94
10.1.1.10.10.11	Lending Operations	1,121,183.42	1,121,183.42
10.1.1.10.10.15	Marketable Securities	750,154.95	750,154.95
10.1.1.10.10.16	Derivative Financial Instruments	48,497.73	48,497.73
10.1.1.10.10.17	Foreign Exchange Transactions	16,194.61	16,194.61
10.1.1.10.10.19	Compulsory Deposits	90,504.23	90,504.23
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,344,085.39)	(1,344,085.39)
10.1.1.10.20.12	Deposits and Securities Sold	(1,061,903.17)	(1,061,903.17)
10.1.1.10.20.14	Borrowings and Onlendings	(177,515.42)	(177,515.42)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(104,666.80)	(104,666.80)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	682,449.55	682,449.55
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(359,344.06)	(359,344.06)
10.1.1.20.21.00	Services Rendered	380,216.32	380,216.32
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(332,446.68)	(332,446.68)
10.1.1.20.24.00	Other Administrative Expenses	(383,504.68)	(383,504.68)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(63,537.40)	(63,537.40)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	199,729.54	199,729.54
10.1.1.20.25.00	Other Operating Income	28,113.26	28,113.26
10.1.1.20.32.00	Other Operating Expenses	(187,914.42)	(187,914.42)
10.1.1.00.00.00	OPERATING INCOME	323,105.49	323,105.49
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(12,546.03)	(12,546.03)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	310,559.46	310,559.46
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	13,583.22	13,583.22
10.2.1.00.00.00	Provision for Income Tax	(10,830.17)	(10,830.17)
10.2.2.00.00.00	Provision for Social Contribution	(3,024.74)	(3,024.74)
10.2.3.00.00.00	Deferred Tax Asset	27,438.13	27,438.13
10.3.0.00.00.00	PROFIT SHARING	(47,997.47)	(47,997.47)
10.0.0.00.00.00	NET INCOME	276,145.21	276,145.21
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(130,946.99)	(130,946.99)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000002006702684	0.000002006702684

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES			UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY	OTHERS

00.0.1.01.00.00	AT DECEMBER 31, 2003	3,690,601.81	158,472.50	7,991.10	326,948.57	3,073,084.62	250,000.00	(219,079.57)	-	(132,123.28)	7,155,895.75
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	-	2,053.65	-	2,053.65
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	-	53,015.81	-	-	53,015.81
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.15.00.00	REVALUATION RESERVES IN SUBSIDIARY/ASSOCIATED COMPANY	-	-	2,022.29	-	-	-	-	-	-	2,022.29
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	-	276,145.21	-	276,145.21
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	-	(130,946.99)	-	(130,946.99)
00.0.1.00.00.00	AT MARCH 31, 2004	3,690,601.81	158,472.50	10,013.39	326,948.57	3,073,084.62	250,000.00	(166,063.76)	147,251.87	(132,123.87)	7,358,185.72
00.0.2.00.00.00	CHANGES IN THE PERIOD	-		2,022.29	-	-	-	53,015.81	147,251.87	-	202,289.97
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-		-	-	-	0.000000951570647

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2004
CODE	DESCRIPTION	to March 31, 2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	2,906,910.38
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	157,061.21
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(1,359.48)
10.5.0.00.00.00	THIRD PARTY FUNDS	2,751,208.65
10.5.1.00.00.00	Increase in Liabilities	934,695.01
10.5.1.01.00.00	Deposits	513,738.33
10.5.1.07.00.00	Interbank and Interdepartmental accounts	420,956.68
10.5.2.00.00.00	Decrease in Assets	1,168,043.64
10.5.2.01.00.00	Interbank Investments	318,092.65
10.5.2.04.00.00	Lending Operations	844,559.50
10.5.2.07.00.00	Other Assets	5,391.49
10.5.3.00.00.00	Sale of Assets and Investments	358,363.00
10.5.3.01.00.00	Investments	348,185.00
10.5.3.02.00.00	Foreclosed Assets	8,480.00
10.5.3.03.00.00	Fixed Assets	1,698.00
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	290,107.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	2,968,822.01
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	130,946.99
20.4.0.00.00.00	INVESTMENTS IN	156,680.38
20.4.1.00.00.00	Investments in Subsidiary	112,277.24
20.4.2.00.00.00	Foreclosed Assets	5,492.00
20.4.3.00.00.00	Fixed Assets	34,066.69
20.4.5.00.00.00	Investments	4,844.45
20.5.0.00.00.00	DEFERRED CHARGES	28,829.65
20.6.0.00.00.00	INCREASE IN ASSETS	1,644,370.59
20.6.2.00.00.00	Marketable Securities	1,409,953.60
20.6.3.00.00.02	Interbank and Interdepartmental accounts	207,961.61
20.6.6.00.00.00	Other Credits	26,455.38
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,007,994.40
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	51,068.37
20.7.5.00.00.00	Mortgage Notes	35,163.10
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	580,620.51
20.7.9.00.00.00	Other Liabilities	341,142.42
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(61,911.63)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	848,223.35
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	786,311.72
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(61,911.63)

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	March 31, 2004

10.0.0.00.00.00	TOTAL ASSETS	71,505,462.06
10.1.0.00.00.00	CURRENT ASSETS	49,556,150.20
10.1.1.00.00.00	CASH AND DUE FROM BANKS	934,908.05
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	10,419,067.17
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	7,598,841.50
10.1.2.22.00.00	Interbank Deposits	2,820,225.67
10.1.3.00.00.00	MARKETABLE SECURITIES	12,501,403.59
10.1.3.10.00.00	Own Portfolio	8,576,767.71
10.1.3.20.00.00	Subject to Repurchase Commitments	298,130.83
10.1.3.70.00.00	Pledged with Brazilian Central Bank	2,370,562.63
10.1.3.40.00.00	Pledged under Guarantees Rendered	913,314.53
10.1.3.85.00.00	Derivative Financial Instruments	342,627.89
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,380,961.74
10.1.4.10.00.00	Payments and Receipts Pending Settlement	449,987.35
10.1.4.20.00.00	Compulsory Deposits	3,925,378.16
10.1.4.20.10.00	Brazilian Central Bank	3,923,951.16
10.1.4.20.40.00	National Housing System - SFH	1,427.00
10.1.4.80.00.00	Correspondent Banks	5,596.23
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	8,888.25
10.1.5.10.00.00	Third-party Funds in Transit	3,730.68
10.1.5.20.00.00	Internal Transfers of Funds	5,157.57
10.1.6.00.00.00	LENDING OPERATIONS	15,295,404.45
10.1.6.10.00.00	Lending Operations	16,401,731.19
10.1.6.10.10.00	Public Sector	347,299.02
10.1.6.10.20.00	Private Sector	16,054,432.17
10.1.6.90.00.00	Allowance for Lending Losses	(1,106,326.74)
10.1.7.00.00.00	LEASING OPERATIONS	263,289.94
10.1.7.10.00.00	Leasing Operations	533,539.61
10.1.7.80.00.00	Unearned Leasing Income	(265,260.39)
10.1.7.90.00.00	Allowance for Leasing Losses	(4,989.28)
10.1.8.00.00.00	OTHER CREDITS	5,339,342.79
10.1.8.20.00.00	Foreign Exchange Portfolio	2,682,598.93
10.1.8.30.00.00	Income Receivable	107,424.93
10.1.8.40.00.00	Negotiation and Intermediation of Securities	310,560.14
10.1.8.70.00.00	Sundry	2,267,275.60
10.1.8.90.00.00	Allowance for Other Credits Losses	(28,516.81)
10.1.9.00.00.00	OTHER ASSETS	412,884.22
10.1.9.40.00.00	Other Assets	186,271.45
10.1.9.70.00.00	Allowance for Other Assets Losses	(60,835.35)
10.1.9.90.00.00	Prepaid Expenses	287,448.12
10.2.0.00.00.00	LONG-TERM ASSETS	18,103,134.81
10.2.2.00.00.00	INTERBANK INVESTMENTS	78,759.20
10.2.2.22.00.00	Interbank Deposits	78,759.20
10.2.3.00.00.00	MARKETABLE SECURITIES	5,443,803.29
10.2.3.10.00.00	Own Portfolio	3,492,319.83
10.2.3.20.00.00	Subject to Repurchase Commitments	1,213,337.22
10.2.3.70.00.00	Pledged with Brazilian Central Bank	298,100.42
10.2.3.40.00.00	Pledged under Guarantees Rendered	362,185.63
10.2.3.85.00.00	Derivative Financial Instruments	77,860.19
10.2.4.00.00.00	INTERBANK ACCOUNTS	40,340.59
10.2.4.20.00.00	Compulsory Deposits	40,340.59
10.2.4.20.40.00	National Housing System - SFH	40,340.59
10.2.6.00.00.00	LENDING OPERATIONS	7,432,383.70
10.2.6.10.00.00	Lending Operations	7,677,636.73
10.2.6.10.10.00	Public Sector	239,827.02
10.2.6.10.20.00	Private Sector	7,437,809.71
10.2.6.90.00.00	Allowance for Lending Losses	(245,253.03)
10.2.7.00.00.00	LEASING OPERATIONS	224,317.14
10.2.7.10.00.00	Leasing Operations	498,699.08
10.2.7.10.20.00	Private Sector	498,699.08
10.2.7.80.00.00	Unearned Leasing Income	(269,873.25)
10.2.7.90.00.00	Allowance for Leasing Losses	(4,508.69)
10.2.8.00.00.00	OTHER CREDITS	4,826,655.88
10.2.8.10.00.00	Receivables on Guarantees Honored	1,117.50
10.2.8.20.00.0	Foreign Exchange Portfolio	410.83
10.2.8.30.00.00	Income Receivable	3,355.13
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,001.22
10.2.8.70.00.00	Sundry	4,826,031.41
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,260.21)
10.2.9.00.00.00	OTHER ASSETS	56,875.01
10.2.9.90.00.00	Prepaid Expenses	56,875.01
10.3.0.00.00.00	PERMANENT ASSETS	3,846,177.05
10.3.1.00.00.00	INVESTMENTS	2,168,938.84
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,005,093.89
10.3.1.20.10.00	Local	2,005,093.89
10.3.1.50.00.00	Other Investments	227,585.30
10.3.1.90.00.00	Allowance for Losses	(63,740.35)
10.3.2.00.00.00	FIXED ASSETS	982,247.12
10.3.2.30.00.00	Land and buildings in use	686,399.98
10.3.2.40.00.00	Other Fixed Assets	1,283,244.25
10.3.2.90.00.00	Accumulated Depreciation	(987,397.11)
10.3.4.00.00.00	DEFERRED CHARGES	694,991.09
10.3.4.10.00.00	Organization and Expansion Costs	1,227,253.75
10.3.4.90.00.00	Accumulated Amortization	(532,262.66)
40.0.0.00.00.00	TOTAL LIABILITIES	71,505,462.06
40.1.0.00.00.00	CURRENT LIABILITIES	41,082,449.40
40.1.1.00.00.00	DEPOSITS	19,176,898.34
40.1.1.10.00.00	Demand Deposits	2,524,813.99
40.1.1.20.00.00	Savings Deposits	5,797,818.21
40.1.1.30.00.00	Interbank Deposits	273,759.68
40.1.1.40.00.00	Time Deposits	10,580,506.46
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,141,320.52
40.1.2.10.00.00	Own Portfolio	1,340,479.94
40.1.2.20.00.00	Third Parties Portfolio	5,799,360.72
40.1.2.30.00.00	Unrestricted Portfolio	1,479.86
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,627,648.84
40.1.3.30.00.00	Mortgage Notes	789,928.92
40.1.3.50.00.00	Securities Abroad	1,837,719.92
40.1.4.00.00.00	INTERBANK ACCOUNTS	458,562.21
40.1.4.10.00.00	Receipts and Payments Pending Settlement	449,527.01
40.1.4.40.00.00	Correspondent Banks	9,035.20
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	413,097.12
40.1.5.10.00.00	Third-Party Funds in Transit	374,721.82
40.1.5.20.00.00	Internal Transfer of Funds	38,375.30
40.1.6.00.00.00	BORROWINGS	3,188,613.67
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	315.70
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	178,821.72
40.1.6.30.00.00	Foreign Borrowings	3,009,476.25
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,587,367.82
40.1.7.10.00.00	National Treasury	7,533.91
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	675,625.95
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	869,981.93
40.1.7.90.00.00	Other Institutions	34,226.03
40.1.8.00.00.00	FOREIGN ONLENDINGS	39,218.58
40.1.8.10.00.00	Foreign Onlendings	39,218.58
40.1.9.00.00.00	OTHER LIABILITIES	6,449,722.30
40.1.9.10.00.00	Collection of Taxes and Social Contributions	284,847.66
40.1.9.20.00.00	Foreign Exchange Portfolio	1,105,603.20
40.1.9.30.00.00	Social and Statutory	183,656.90
40.1.9.40.00.00	Taxes and Social Security	337,654.84
40.1.9.50.00.00	Negotiation and Intermediation of Securities	360,835.60
40.1.9.85.00.00	Subordinated Debt	35,379.64
40.1.9.87.00.00	Derivative Financial Instruments	175,911.64
40.1.9.90.00.00	Sundry	3,965,832.82
40.2.0.00.00.00	LONG-TERM LIABILITIES	22,142,747.17
40.2.1.00.00.00	DEPOSITS	8,236,782.70
40.2.1.30.00.00	Interbank Deposits	71,725.22
40.2.1.40.00.00	Time Deposits	8,165,057.48
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	455,277.27
40.2.3.30.00.00	Mortgage Notes	5,455.97
40.2.3.50.00.00	Securities Abroad	449,821.30
40.2.6.00.00.00	BORROWINGS	310,764.29
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	814.27
40.2.6.30.00.00	Foreign Borrowings	309,950.02
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,502,606.27
40.2.7.10.00.00	National Treasury	69,121.24
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,163,228.10
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	26,820.54
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,243,436.39
40.2.8.00.00.00	FOREIGN ONLENDINGS	210,702.82
40.1.8.10.00.00	Foreign Onlendings	210,702.82
40.2.9.00.00.00	OTHER LIABILITIES	9,426,613.82
40.2.9.40.00.00	Taxes and Social Security	881,007.51
40.2.9.85.00.00	Subordinated Debt	1,476,299.80
40.2.9.87.00.00	Derivative Financial Instruments	79,406.26
40.2.9.90.00.00	Sundry	6,989,900.25
40.5.0.00.00.00	DEFERRED INCOME	80,261.99
40.5.1.00.00.00	Deferred Income	80,261.99
40.9.0.00.00.00	MINORITY INTEREST	841,817.78
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,358,185.72
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,572,549.60
40.6.1.20.00.00	Foreign Residents	1,118,052.21
40.6.4.00.00.00	Capital Reserves	158,472.50
40.6.5.00.00.00	Revaluation Reserve	10,013.39
40.6.6.00.00.00	Revenue Reserves	3,650,033.19
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(166,063.76)
40.6.8.00.00.00	Retained earnings	147,251.87
40.6.9.00.00.00	Treasury Stocks	(132,123.28)

7007 - CONSOLIDATED STATEMENT OF INCOME

		From January 1, 2004	From January 1, 2004
CODE	DESCRIPTION	to March 31, 2004	to March 31, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,883,233.28	2,883,233.28
10.1.1.10.10.11	Lending Operations	1,800,517.38	1,800,517.38
10.1.1.10.10.13	Leasing Operations	24,321.29	24,321.29
10.1.1.10.10.15	Marketable Securities	935,295.66	935,295.66
10.1.1.10.10.16	Derivative Financial Instruments	15,280.70	15,280.70
10.1.1.10.10.17	Foreign Exchange Transactions	16,819.93	16,819.93
10.1.1.10.10.19	Compulsory Deposits	90,998.32	90,998.32
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,594,406.79)	(1,594,406.79)
10.1.1.10.20.12	Deposits and Securities Sold	(1,081,898.93)	(1,081,898.93)
10.1.1.10.20.14	Borrowings and Onlendings	(199,816.13)	(199,816.13)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(312,691.73)	(312,691.73)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,288,826.49	1,288,826.49
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(818,124.67)	(818,124.67)
10.1.1.20.21.00	Services Rendered	740,573.67	740,573.67
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(459,011.59)	(459,011.59)
10.1.1.20.24.00	Other Administrative Expenses	(683,978.25)	(683,978.25)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(156,991.69)	(156,991.69)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	6,060.58	6,060.58
10.1.1.20.25.00	Other Operating Income	895,510.51	895,510.51
10.1.1.20.32.00	Other Operating Expenses	(1,160,287.90)	(1,160,287.90)
10.1.1.00.00.00	OPERATING INCOME	470,701.82	470,701.82
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(12,176.12)	(12,176.12)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	458,525.70	458,525.70
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(78,544.27)	(78,544.27)
10.2.1.00.00.00	Provision for income tax	(65,048.33)	(65,048.33)
10.2.2.00.00.00	Provision for social contribution	(21,786.48)	(21,786.48)
10.2.3.00.00.00	Deferred tax asset	8,290.54	8,290.54
10.3.0.00.00.00	PROFIT SHARING	(68,889.13)	(68,889.13)
40.0.0.00.00.00	MINORITY INTEREST	(34,947.09)	(34,947.09)
10.0.0.00.00.00	NET INCOME	311,092.30	311,092.30
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(130,946.99)	(130,946.99)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000002006702684	0.000002006702684

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES			UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY	OTHERS

00.0.1.01.00.00	AT DECEMBER 31, 2003	3,690,601.81	158,472.50	7,991.10	326,948.57	3,073,084.62	250,000.00	(219,079.57)	-	(132,123.28)	7,155,895.75
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	-	2,053.65	-	2,053.65
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	-	53,015.81	-	-	53,015.81
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.15.00.00	REVALUATION RESERVES IN SUBSIDIARY/ASSOCIATED COMPANY	-	-	2,022.29	-	-	-	-	-	-	2,022.29
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	-	276,145.21	-	276,145.21
00.0.1.19.00.00	DESTINATIONS:
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	-	(130,946.99)	-	(130,946.99)
00.0.1.00.00.00	AT MARCH 31, 2004	3,690,601.81	158,472.50	10,013.39	326,948.57	3,073,084.62	250,000.00	(166,063.76)	147,251.87	(132,123.28)	7,358,185.72
00.0.2.00.00.00	CHANGES IN THE PERIOD	-		2,022.29	-	-	-	53,015.81	147,251.87	-	202,289.97
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-		-	-	-	0.000000951570647

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2004
CODE	DESCRIPTION	to March 31, 2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	4,348,034.95
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	400,295.21
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	1,831.49
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	8,874.71
10.3.3.00.00.00	Other (+/-)	8,874.71
10.5.0.00.00.00	THIRD PARTY FUNDS	3,937,033.54
10.5.1.00.00.00	Increase in Liabilities	2,534,616.67
10.5.1.01.00.00	Deposits	2,057,062.08
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	477,554.59
10.5.2.00.00.00	Decrease in Assets	1,319,499.58
10.5.2.01.00.00	Interbank Investments	463,085.65
10.5.2.04.00.00	Lending Operations	702,201.94
10.5.2.06.00.00	Other Credits	154,211.99
10.5.3.00.00.00	Sale of Assets and Investments	82,517.29
10.5.3.02.00.00	Foreclosed Assets	28,578.00
10.5.3.03.00.00	Fixed Assets	53,939.29
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	400.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	4,496,427.41
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED / DISTRIBUTED	130,946.99
20.4.0.00.00.00	INVESTMENTS IN	772,523.44
20.4.2.00.00.00	Foreclosed Assets	26,846.00
20.4.3.00.00.00	Fixed Assets	94,364.57
20.4.5.00.00.00	Investments	651,312.87
20.5.0.00.00.00	DEFERRED CHARGES	81,977.52
20.6.0.00.00.00	INCREASE IN ASSETS	2,639,348.49
20.6.2.00.00.00	Marketable Securities	2,371,276.16
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	237,115.76
20.6.5.00.00.00	Leasing operations	23,959.61
20.6.6.00.00.00	Others Assets	6,996.96
20.7.0.00.00.00	DECREASE IN LIABILITIES	871,630.97
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	42,667.79
20.7.5.00.00.00	Mortgage Notes	34,018.24
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	589,515.33
20.7.9.00.00.00	Other Liabilities	205,429.61
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(148,392.46)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,083,300.51
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	934,908.05
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(148,392.46)

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	March 31, 2004

10.0.0.00.00.00	TOTAL ASSETS	64,764,171.91
10.1.0.00.00.00	CURRENT ASSETS	43,502,791.60
10.1.1.00.00.00	CASH AND DUE FROM BANKS	901,168.48
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	10,102,429.29
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	7,597,353.14
10.1.2.22.00.00	Interbank Deposits	2,505,076.15
10.1.3.00.00.00	MARKETABLE SECURITIES	7,691,821.83
10.1.3.10.00.00	Own Portfolio	3,756,141.74
10.1.3.20.00.00	Subject to Repurchase Commitments	298,130.83
10.1.3.70.00.00	Pledged with Brazilian Central Bank	2,386,334.76
10.1.3.40.00.00	Pledged under Guarantees Rendered	909,167.41
10.1.3.85.00.00	Derivative Financial Instruments	342,047.09
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,379,377.04
10.1.4.10.00.00	Payments and Receipts Pending Settlement	451,727.41
10.1.4.20.00.00	Compulsory Deposits	3,925,650.07
10.1.4.20.10.00	Brazilian Central Bank	3,924,223.07
10.1.4.20.40.00	National Housing System - SFH	1,427.00
10.1.4.80.00.00	Correspondent Banks	1,999.56
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	8,764.80
10.1.5.10.00.00	Third-party Funds in Transit	3,730.68
10.1.5.20.00.00	Internal Transfers of Funds	5,034.12
10.1.6.00.00.00	LENDING OPERATIONS	14,505,330.80
10.1.6.10.00.00	Lending Operations	15,524,764.51
10.1.6.10.10.00	Public Sector	347,299.02
10.1.6.10.20.00	Private Sector	15,177,465.49
10.1.6.90.00.00	Allowance for Lending Losses	(1,019,433.71)
10.1.7.00.00.00	LEASING OPERATIONS	11,598.50
10.1.7.10.00.00	Leasing Operations	281,550.36
10.1.7.10.20.00	Private Sector	281,550.36
10.1.7.80.00.00	Unearned Leasing Income	(264,962.58)
10.1.7.90.00.00	Allowance for Leasing Losses	(4,989.28)
10.1.8.00.00.00	OTHER CREDITS	5,603,151.78
10.1.8.20.00.00	Foreign Exchange Portfolio	2,682,598.93
10.1.8.30.00.00	Income Receivable	396,291.47
10.1.8.40.00.00	Negotiation and Intermediation of Securities	310,560.02
10.1.8.70.00.00	Sundry	2,271,581.88
10.1.8.90.00.00	Allowance for Other Credits Losses	(57,880.52)
10.1.9.00.00.00	OTHER ASSETS	299,149.08
10.1.9.40.00.00	Other Assets	140,775.82
10.1.9.70.00.00	Allowance for Other Assets Losses	(50,295.35)
10.1.9.90.00.00	Prepaid Expenses	208,668.61
10.2.0.00.00.00	LONG-TERM ASSETS	16,158,614.40
10.2.2.00.00.00	INTERBANK INVESTMENTS	78,759.20
10.2.2.22.00.00	Interbank Deposits	78,759.20
10.2.3.00.00.00	MARKETABLE SECURITIES	4,517,718.87
10.2.3.10.00.00	Own Portfolio	2,571,849.76
10.2.3.20.00.00	Subject to Repurchase Commitments	1,213,337.22
10.2.3.70.00.00	Pledged with Brazilian Central Bank	298,331.82
10.2.3.40.00.00	Pledged under Guarantees Rendered	356,627.93
10.2.3.85.00.00	Derivative Financial Instruments	77,572.14
10.2.4.00.00.00	INTERBANK ACCOUNTS	40,340.59
10.2.4.20.00.00	Compulsory Deposits	40,340.59
10.2.4.20.40.00	National Housing System - SFH	40,340.59
10.2.6.00.00.00	LENDING OPERATIONS	7,443,125.55
10.2.6.10.00.00	Lending Operations	7,689,148.09
10.2.6.10.10.00	Public Sector	239,827.02
10.2.6.10.20.00	Private Sector	7,449,321.07
10.2.6.90.00.00	Allowance for Lending Losses	(246,022.54)
10.2.7.00.00.00	LEASING OPERATIONS	(14,012.36)
10.2.7.10.00.00	Leasing Operations	260,026.76
10.2.7.10.20.00	Private Sector	260,026.76
10.2.7.80.00.00	Unearned Leasing Income	(269,530.43)
10.2.7.90.00.00	Allowance for Leasing Losses	(4,508.69)
10.2.8.00.00.00	OTHER CREDITS	4,035,813.27
10.2.8.10.00.00	Receivables on Guarantees Honored	1,117.50
10.2.8.20.00.00	Foreign Exchange Portfolio	410.83
10.2.8.30.00.00	Income Receivable	3,355.13
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,001.22
10.2.8.70.00.00	Sundry	4,035,188.80
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,260.21)
10.2.9.00.00.00	OTHER ASSETS	56,869.28
10.2.9.90.00.00	Prepaid Expenses	56,869.28
10.3.0.00.00.00	PERMANENT ASSETS	5,102,765.91
10.3.1.00.00.00	INVESTMENTS	2,505,089.82
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,068,724.18
10.3.1.20.10.00	Local Residents	1,724,724.50
10.3.1.20.20.00	Foreign residents	343,999.68
10.3.1.50.00.00	Other Investments	477,018.85
10.3.1.90.00.00	Allowance for Losses	(40,653.21)
10.3.2.00.00.00	FIXED ASSETS	403,792.87
10.3.2.30.00.00	Land and buildings in use	191,952.69
10.3.2.40.00.00	Other Fixed Assets	801,434.97
10.3.2.90.00.00	Accumulated Depreciation	(589,594.79)
10.3.3.00.00.00	LEASED FIXED ASSETS	874,743.42
10.3.3.20.00.00	Leased Assets	1,540,730.33
10.3.3.90.00.00	Accumulated depreciation	(665,986.91)
10.3.4.00.00.00	DEFERRED CHARGES	1,319,139.80
10.3.4.10.00.00	Organization and Expansion Costs	1,958,183.45
10.3.4.90.00.00	Accumulated Amortization	(639,043.65)
40.0.0.00.00.00	TOTAL LIABILITIES	64,764,171.91
40.1.0.00.00.00	CURRENT LIABILITIES	38,889,608.46
40.1.1.00.00.00	DEPOSITS	19,239,382.41
40.1.1.10.00.00	Demand Deposits	2,514,333.79
40.1.1.20.00.00	Savings Deposits	5,797,818.21
40.1.1.30.00.00	Interbank Deposits	273,859.20
40.1.1.40.00.00	Time Deposits	10,653,371.21
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	7,137,619.17
40.1.2.10.00.00	Own Portfolio	1,339,108.13
40.1.2.20.00.00	Third Parties Portfolio	5,798,511.04
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,601,435.76
40.1.3.30.00.00	Mortgage Notes	774,516.50
40.1.3.50.00.00	Securities Abroad	1,826,919.26
40.1.4.00.00.00	INTERBANK ACCOUNTS	513,701.30
40.1.4.10.00.00	Receipts and Payments Pending Settlement	457,188.00
40.1.4.40.00.00	Correspondent Banks	56,513.30
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	412,637.62
40.1.5.10.00.00	Third-Party Funds in Transit	374,719.34
40.1.5.20.00.00	Internal Transfer of Funds	37,918.28
40.1.6.00.00.00	BORROWINGS	2,992,613.53
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	315.70
40.1.6.30.00.00	Foreign Borrowings	2,992,297.83
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,587,367.82
40.1.7.10.00.00	National Treasury	7,533.91
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	675,625.95
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	34,226.03
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	869,981.93
40.1.8.00.00.00	FOREIGN ONLENDING	39,218.58
40.1.8.10.00.00	Foreign Onlending	39,218.58
40.1.9.00.00.00	OTHER LIABILITIES	4,365,632.27
40.1.9.10.00.00	Collection of Taxes and Social Contributions	284,882.65
40.1.9.20.00.00	Foreign Exchange Portfolio	1,105,603.20
40.1.9.30.00.00	Social and Statutory	164,170.18
40.1.9.40.00.00	Taxes and Social Security	210,304.97
40.1.9.50.00.00	Negotiation and Intermediation of Securities	359,258.88
40.1.9.85.00.00	Subordinated Debt	35,379.64
40.1.9.87.00.00	Derivative Financial Instruments	172,166.01
40.1.9.90.00.00	Sundry	2,033,866.74
40.2.0.00.00.00	LONG-TERM LIABILITIES	18,284,682.14
40.2.1.00.00.00	DEPOSITS	8,283,712.79
40.2.1.30.00.00	Interbank Deposits	71,725.22
40.2.1.40.00.00	Time Deposits	8,211,987.57
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	446,676.53
40.2.3.30.00.00	Mortgage Notes	5,455.97
40.2.3.50.00.00	Securities Abroad	441,220.56
40.2.6.00.00.00	BORROWINGS	310,764.29
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	814.27
40.2.6.30.00.00	Foreign Borrowings	309,950.02
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,502,606.27
40.2.7.10.00.00	National Treasury	69,121.24
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,163,228.10
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	26,820.54
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,243,436.39
40.2.8.00.00.00	FOREIGN ONLENDINGS	210,702.82
40.2.8.10.00.00	Foreign Onlendings	210,702.82
40.2.9.00.00.00	OTHER LIABILITIES	5,530,219.44
40.2.9.40.00.00	Taxes and Social Security	520,754.67
40.2.9.85.00.00	Subordinated Debt	1,479,324.75
40.2.9.87.00.00	Derivative Financial Instruments	79,406.42
40.2.9.90.00.00	Sundry	3,450,733.60
40.5.0.00.00.00	DEFERRED INCOME	18,215.49
40.5.1.00.00.00	Deferred Income	18,215.49
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,571,665.82
40.6.1.00.00.00	Capital	3,845,980.75
40.6.1.10.00.00	Local Residents	2,727,927.70
40.6.1.20.00.00	Foreign Residents	1,118,053.05
40.6.2.00.00.00	(Capital to be realized)	(1,250.00)
40.6.4.00.00.00	Capital Reserves	179,623.05
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	10,013.67
40.6.6.00.00.00	Revenue Reserves	3,664,357.54
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(179,829.47)
40.6.8.00.00.00	Retained earnings	184,893.62
40.6.9.00.00.00	Treasury Stock	(132,123.34)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

		From January 1, 2004	From January 1, 2004
CODE	DESCRIPTION	to March 31, 2004	to March 31, 2004
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,631,927.62	2,631,927.62
10.1.1.10.10.11	Lending Operations	1,751,529.21	1,751,529.21
10.1.1.10.10.13	Leasing Operations	24,321.29	24,321.29
10.1.1.10.10.15	Marketable Securities	710,092.44	710,092.44
10.1.1.10.10.16	Derivative Financial Instruments	38,166.42	38,166.42
10.1.1.10.10.17	Foreign Exchange Transactions	16,819.94	16,819.94
10.1.1.10.10.19	Compulsory Deposits	90,998.32	90,998.32
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,580,746.50)	(1,580,746.50)
10.1.1.10.20.12	Deposits and Securities Sold	(1,084,196.69)	(1,084,196.69)
10.1.1.10.20.14	Borrowings and Onlendings	(194,952.81)	(194,952.81)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(301,597.00)	(301,597.00)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,051,181.12	1,051,181.12
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(649,910.48)	(649,910.48)
10.1.1.20.21.00	Services Rendered	490,472.23	490,472.23
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(360,750.87)	(360,750.87)
10.1.1.20.24.00	Other Administrative Expenses	(567,898.17)	(567,898.17)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(86,934.93)	(86,934.93)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	76,539.96	76,539.96
10.1.1.20.25.00	Other Operating Income	44,717.93	44,717.93
10.1.1.20.32.00	Other Operating Expenses	(246,056.63)	(246,056.63)
10.1.1.00.00.00	OPERATING INCOME	401,270.64	401,270.64
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(14,312.90)	(14,312.90)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	386,957.74	386,957.74
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(41,676.31)	(41,676.31)
10.2.1.00.00.00	Provision for Income Tax	(36,800.02)	(36,800.02)
10.2.2.00.00.00	Provision for Social Contribution	(12,786.41)	(12,786.41)
10.2.3.00.00.00	Deferred Tax Asset	7,910.12	7,910.12
10.3.0.00.00.00	PROFIT SHARING	(56,997.90)	(56,997.90)
10.0.0.00.00.00	NET INCOME	288,283.53	288,283.53
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(130,946.99)	(130,946.99)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000002094909897	0.000002094909897

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

		From January 1, 2004
CODE	DESCRIPTION	to March 31, 2004
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	3,556,526.71
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	388,173.69
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(1,094.05)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	58,318.47
10.3.1.00.00.00	Realization of Capital	2,022.29
10.3.3.00.00.00	Other (+/-)	56,296.18
10.5.0.00.00.00	THIRD PARTY FUNDS	3,111,128.60
10.5.1.00.00.00	Increase in Liabilities	1,931,223.67
10.5.1.01.00.00	Deposits	1,451,023.38
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	480,200.29
10.5.2.00.00.00	Decrease in Assets	1,012,049.83
10.5.2.01.00.00	Interbank Investments	482,813.23
10.5.2.04.00.00	Lending Operations	524,470.67
10.5.2.07.00.00	Other Assets	4,765.93
10.5.3.00.00.00	Sale of Assets and Investments	121,247.93
10.5.3.02.00.00	Foreclosed Assets	13,228.88
10.5.3.03.00.00	Fixed Assets	1,770.45
10.5.3.04.00.00	Leased Fixed Assets	31,395.91
10.5.3.05.00.00	Investments	74,852.69
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	46,607.17
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	3,627,994.49
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	130,946.99
20.4.0.00.00.00	INVESTMENTS IN	600,411.82
20.4.1.00.00.00	Investments in subsidiaries	456,553.44
20.4.2.00.00.00	Foreclosed Assets	7,630.72
20.4.3.00.00.00	Fixed Assets	33,174.03
20.4.4.00.00.00	Leased Fixed Assets	101,249.48
20.4.5.00.00.00	Investments	1,804.15
20.5.0.00.00.00	DEFERRED CHARGES	77,797.56
20.6.0.00.00.00	INCREASE IN ASSETS	1,802,942.32
20.6.2.00.00.00	Marketable Securities	1,457,746.71
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	239,971.32
20.6.5.00.00.00	Leasing Operations	1,267.43
20.6.6.00.00.00	Other Credits	103,956.86
20.7.0.00.00.00	DECREASE IN LIABILITIES	1,015,895.80
20.7.2.00.00.00	Securities Sold under Repurchase Agreements	41,466.58
20.7.3.00.00.00	Exchange Resources	35,163.10
20.7.8.00.00.00	Borrowings and Onlending in Brazil - Governmental Agencies	512,065.56
20.7.9.00.00.00	Other Liabilities	427,200.56
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(71,467.78)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	972,636.26
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	901,168.48
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(71,467.78)

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	March 31, 2004

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	67,126,473.96
10.1.0.00.00-2	AVAILABLE FUNDS	933,394.19
10.1.1.00.00-5	Cash	658,194.34
10.1.2.00.00-8	Bank Deposits	13,997.58
10.1.3.00.00-1	Free Reserves	778.59
10.1.5.00.00-7	Foreign Money Supply	260,423.68
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	237,385.97
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	23,037.71
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	10,497,841.43
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	7,598,856.56
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	1,686,844.48
10.2.1.10.10-4	Federal Government Securities	1,686,829.43
10.2.1.10.90-8	Other	15.05
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	5,910,523.72
10.2.1.40.00-2	UNRESTRICIT PORTFOLIO COMMITMENTS RIGHTS	1,488.36
10.2.2.00.00-7	Interbank Deposits	2,835,409.34
10.2.2.10.00-4	INTERBANK DEPOSITS	2,835,409.34
10.2.6.00.00-9	Foreign Currency Investments	63,575.53
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	60,218.74
10.2.6.20.00-3	BRAZILIAN CENTRAL BANK - EXCESS OF POSITION	3,356.79
10.3.0.00.00-0	MARKETABLE SECURITIES	17,945,203.98
10.3.1.00.00-3	Marketable Securities	12,069,084.66
10.3.1.10.00-0	FIXED RATE SECURITIES	5,753,122.19
10.3.1.10.10-3	Federal Government Securities	3,041,901.01
10.3.1.10.30-9	Financial Institutions	491,650.80
10.3.1.10.62-2	Securities Certificates Receivables	3,257.43
10.3.1.10.90-7	Other	2,216,312.95
10.3.1.15.00-5	MUTUAL FUNDS	4,324,551.50
10.3.1.17.00-3	FLOATING RATE SECURITIES - TECHNICAL PROVISIONS RESERVE	6,142.12
10.3.1.17.40-5	Equity Funds	6,142.12
10.3.1.20.00-7	FLOATING RATE SECURITIES - OTHERS	155,264.34
10.3.1.20.10-0	Listed Companies	61,684.80
10.3.1.20.20-3	Non-listed Companies	27,360.04
10.3.1.20.40-9	Equity Funds	66,215.56
10.3.1.20.99-7	Other	3.94
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	1,830,004.51
10.3.1.85.10-7	Brazilian Sovereign Bonds	851,941.86
10.3.1.85.20-0	Securities of Foreign Governments	154,382.90
10.3.1.85.30-3	Brazilian State-Owned Companies	121,976.79
10.3.1.85.90-1	Other	701,702.96
10.3.2.00.00-6	Subject To Commitments	1,511,468.05
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	1,511,468.05
10.3.2.10.10-6	Federal Government Securities	1,341,737.40
10.3.2.10.90-0	Other	169,730.65
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	420,488.08
10.3.3.10.00-6	Derivative Financial Instruments	34,562.24
10.3.3.15.00-1	Derivative Financial Instruments - Swap	385,925.84
10.3.4.00.00-2	Pledged With Brazilian Central Bank	2,668,663.04
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	2,668,663.04
10.3.6.00.00-8	Pledged Under Guarantee Rendered	1,275,500.15
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	1,275,500.15
10.3.6.10.10-8	Federal Government Securities	1,271,607.70
10.3.6.10.90-2	Other	3,892.45
10.4.0.00.00-9	INTERBANK ACCOUNTS	4,451,656.89
10.4.1.00.00-2	Check Clearing	449,987.35
10.4.2.00.00-5	Restricted Deposits	3,965,718.75
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	3,923,951.16
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	1,427.00
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	40,340.59
10.4.2.65.10-5	Novation Option	40,340.59
10.4.4.00.00-1	Correspondent Banks	35,950.79
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	8,888.25
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	21,511,310.52
10.6.1.00.00-0	Lending Operations	21,513,724.37
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	11,654,855.86
10.6.1.20.00-4	FINANCING	9,326,257.95
10.6.1.30.00-1	AGRICULTURAL	841,828.51
10.6.1.40.00-8	REAL ESTATE LOANS	894,293.49
10.6.1.40.30-7	Habitational Loans	894,293.49
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(1,203,511.44)
10.6.2.00.00-3	Leasing Operations	(2,413.85)
10.6.2.10.00-0	LEASING OPERATIONS	7,084.12
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(9,497.97)
10.9.0.00.00-4	OTHER RECEIVABLES	11,778,178.70
10.9.1.00.00-7	Guarantees Honored	1,117.50
10.9.2.00.00-0	Foreign Exchange	2,683,009.76
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,242,309.52
10.9.2.06.10-7	Export and Interbank Contracts	1,853,814.03
10.9.2.06.30-3	Financial Contracts	5,239.21
10.9.2.06.32-7	Financial Contracts	88,222.65
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	295,033.63
10.9.2.13.00-4	UNSETTLED EXCHANGE PURCHASES - FLOATING	407.52
10.9.2.13.50-9	Financial	407.52
10.9.2.20.00-4	FOREIGN CURRENCY, EXCHANGE AND TIME DOCUMENTS	406.38
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	677,287.47
10.9.2.25.10-2	Import and Financial Contracts	264,780.09
10.9.2.25.22-9	Financial Contracts	126,555.70
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	285,951.68
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(258,212.93)
10.9.2.33.00-8	RIGHTS ON FOREIGN EXCHANGE SOLD - FLOATING RATES	9,094.84
10.9.2.33.10-1	Import and Financial Contracts	9,094.84
10.9.2.34.00-7	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY - FLOATING RATES	(7,915.46)
10.9.2.34.10-0	(-) Import and Financial Contracts	(7,915.46)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	19,632.42
10.9.3.00.00-3	Income Receivable	121,815.97
10.9.4.00.00-6	Negotiation And Intermediation Of Securities	301,273.73
10.9.4.10.00-3	CASH – REGISTER AND LIQUIDATION	52,074.63
10.9.4.30.00-7	DEBTS TO LIQUIDATE	246,699.27
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	2,499.83
10.9.5.00.00-9	Specific Credits	1,349,647.69
10.9.5.30.00-0	INSURANCE COMPANIES	543,178.90
10.9.5.30.10-3	Receivables of Insurance Operations	533,760.87
10.9.5.30.20-6	Notes and Credits Receivable	9,556.88
10.9.5.30.30-9	Provision for Credits Losses	(138.85)
10.9.5.35.00-5	PRIVATE RETIREMENT COMPANIES	129.63
10.9.5.35.10-8	Notes And Income Receivable	129.63
10.9.5.45.00-2	CREDIT CARD COMPANIES	806,339.16
10.9.5.45.10-5	Notes And Credits Receivable	920,638.15
10.9.5.45.20-8	Provision For Credits Losses	(114,298.99)
10.9.7.00.00-5	Other	7,045,853.07
10.9.7.25.00-4	FORECLOSED ASSETS	161,949.40
10.9.7.25.90-1	Other Assets	161,949.40
10.9.7.30.00-6	PROVISION FOR LOSSES	(60,595.97)
10.9.7.30.90-3	Other Assets	(60,595.97)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,448,852.86
10.9.7.40.10-6	Deferred Tax Circ 2746 - Report After Five Years	670,934.35
10.9.7.40.20-9	Deferred Tax Circ 2746 - Report Up To Five Years	940,363.40
10.9.7.40.50-8	Deferred Tax	837,555.11
10.9.7.45.00-8	PREPAID TAXES	458,248.33
10.9.7.50.00-0	TAX RECOVERY	42,282.83
10.9.7.90.00-8	FOREIGN DEBTORS	29,236.67
10.9.7.95.00-3	LOCAL DEBTORS	3,965,878.95
10.9.8.00.00-8	Nonperforming Loans	(68,893.22)
10.9.8.90.00-1	ALLOWANCE FOR LOAN LOSSES	(68,893.22)
10.9.9.00.00-1	Prepaid Expenses	344,354.20
20.0.0.00.00-6	PERMANENT ASSETS	4,804,259.04
20.1.0.00.00-5	INVESTMENTS	1,385,880.61
20.1.2.00.00-1	Investments In Subsidiary Companies	670,625.70
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	670,625.70
20.1.2.10.90-5	Other	670,625.70
20.1.3.00.00-4	Fiscal Incentive Investments	6,172.56
20.1.4.00.00-7	Membership Certificates	36,251.70
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	36,284.02
20.1.4.10.10-7	Securities Exchanges And CETIP	35,949.21
20.1.4.10.90-1	Other	334.81
20.1.4.99.00-1	PROVISION FOR LOSSES	(32.32)
20.1.5.00.00-0	Stocks And Quotas	18,916.23
20.1.5.10.00-7	STOCKS AND QUOTAS	22,086.12
20.1.5.10.10-0	Companies Of Liquidation And Custody Pledged To Securities Exchange	8,281.85
20.1.5.10.20-3	Other	13,804.27
20.1.5.99.00-4	PROVISION FOR LOSSES	(3,169.89)
20.1.5.99.10-7	Companies Of Liquidation And Custody Pledged To Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(2,940.67)
20.1.9.00.00-2	Other Investments	653,914.42
20.1.9.90.00-5	OTHER INVESTMENTS	664,328.91
20.1.9.99.00-6	PROVISION FOR LOSSES	(10,414.49)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	1,005,781.08
20.2.1.00.00-7	Storaged Furniture And Equipment	3,033.71
20.2.2.00.00-0	Property And Equipment In Process	636.02
20.2.3.00.00-3	Land And Buildings	538,067.25
20.2.3.10.00-0	LAND AND BUILDINGS	710,491.36
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(172,424.11)
20.2.4.00.00-6	Furniture And Equipment	228,799.58
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	547,629.27
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(318,829.69)
20.2.8.00.00-8	Other	235,244.52
20.2.8.90.00-1	OTHER OPERATING ASSETS	730,219.74
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(494,975.22)
20.3.0.00.00-3	LEASED ASSETS	874,743.41
20.3.1.00.00-6	Leased Assets	874,743.41
20.4.0.00.00-2	DEFERRED CHARGES	1,537,853.94
20.4.1.00.00-5	Organization And Expansion Costs	2,305,675.58
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	53,079.28
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	2,252,596.30
20.4.9.00.00-9	Accumulated Amortization	(767,821.64)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(28,966.34)
20.4.9.90.00-2	OTHER	(738,855.30)
30.0.0.00.00-9	OFF-BALANCE ITEMS	558,088,390.25
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	3,342,802.50
30.1.1.00.00-1	Imported Credits Outstanding	79,023.79
30.1.3.00.00-7	Confirmed Exported Credits	19,127.69
30.1.4.00.00-0	Guarantees Provided	3,240,724.45
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN CENTRAL BANK	114,167.43
30.1.4.90.00-3	OTHER	3,126,557.02
30.1.5.00.00-3	Co-Obligation For Credit Assignment	3,926.57
30.3.0.00.00-6	MARKETABLE SECURITIES	9,009,240.59
30.3.1.00.00-9	Securities Registered On Selic	6,494,444.96
30.3.2.00.00-2	Securities Non-Registered On Selic	2,514,795.63
30.4.0.00.00-5	CUSTODY	139,491,512.47
30.4.4.00.00-7	Securities In Guarantee Of Rural Debts Renegotiation	7,377.56
30.4.9.00.00-2	Other	139,484,134.91
30.5.0.00.00-4	COLLECTION	12,378,606.21
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	45,216,056.61
30.6.1.00.00-6	Equity, Financial Assets And Commodities	43,927,012.47
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange Transactions	827,861.70
30.6.5.00.00-8	Credit Risk On Swap Contracts	461,182.44
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	210,485.24
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	250,424.34
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	272.86
30.8.0.00.00-1	CONTRACTS	30,216,017.61
30.9.0.00.00-0	CONTROL	318,434,154.26
30.9.4.00.00-2	Preferred Shares Redemption - Non Eligible To Capital	7,964.53
30.9.7.00.00-1	Capital Required To Market Risk Covery	301,089.81
30.9.7.10.00-8	EXCHANGE RATE	227,674.32
30.9.7.20.00-5	INTEREST RATE	73,415.49
30.9.8.00.00-4	Control	830,753.28
30.9.8.10.00-1	TOTAL EXCHANGE EXPOSURE	754,267.15
30.9.8.90.00-7	DEFERRED TAXES FROM DEPRECIATION GAINS	76,486.13
30.9.9.00.00-7	Others Off-Balance Assets	317,294,346.64
39.9.9.99.99-4	TOTAL ASSETS	630,019,123.25
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	63,650,467.50
40.1.0.00.00-1	DEPOSITS	27,413,681.60
40.1.1.00.00-4	Demand Deposits	2,522,757.59
40.1.2.00.00-7	Saving Deposits	5,797,818.21
40.1.3.00.00-0	Interbank Deposits	345,485.46
40.1.5.00.00-6	Time Deposits	18,745,563.94
40.1.8.00.00-5	Foreign Deposits	2,056.40
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	7,141,320.52
40.2.1.00.00-3	Own Portfolio	1,340,479.94
40.2.2.00.00-6	Third Parties Portfolio	5,799,360.72
40.2.3.00.00-9	Unrestrict Portfolio	1,479.86
40.3.0.00.00-9	NOTES AND DEBENTURES	3,082,926.11
40.3.1.00.00-2	Mortgage Notes	795,384.89
40.3.3.00.00-8	Accounts Payable For Securities Abroad	2,287,541.22
40.4.0.00.00-8	INTERBANK ACCOUNTS	458,562.21
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	413,097.12
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	8,810,163.46
40.6.1.00.00-9	Borrowings	3,470,267.97
40.6.1.10.00-6	LOCAL BORROWINGS	179,951.93
40.6.1.20.00-3	FOREIGN BORROWINGS	3,290,316.04
40.6.2.00.00-2	Onlendings	5,339,895.49
40.6.2.10.00-9	LOCAL ONLENDINGS	5,089,974.09
40.6.2.20.00-6	FOREIGN ONLENDINGS	249,921.40
40.7.0.00.00-5	DERIVATIVE FINANCIAL INSTRUMENTS	255,317.91
40.8.0.00.00-4	OTHER LIABILITIES	14,563,719.14
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	301,240.51
40.8.2.00.00-0	Foreign Exchange Portfolio	1,105,603.20
40.8.3.00.00-3	Social And Statutory	176,532.71
40.8.3.10.00-0	DIVIDENDS AND INTEREST ON OWN CAPITAL PAYABLE	157,466.89
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	18,345.34
40.8.3.30.00-4	GRATUITY PAYABLE	720.48
40.8.4.00.00-6	Taxes And Social Security	1,199,420.23
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	14,195.62
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	236,723.10
40.8.4.20.00-0	TAXES PAYABLE	219,667.59
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	34,875.55
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	693,958.37
40.8.5.00.00-9	Negotiation And Intermediation Of Securities	360,835.60
40.8.7.00.00-5	Specific Liabilities	5,513,616.74
40.8.7.30.00-6	INSURANCE COMPANIES	956,114.56
40.8.7.30.10-9	Non-Committed Technical Provisions	347,996.56
40.8.7.30.20-2	Committed Technical Provisions	608,118.00
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	3,610,627.39
40.8.7.35.10-4	Non-Committed Technical Provisions	3,384,432.23
40.8.7.35.30-0	Retirement Debt Transactions	226,195.16
40.8.7.40.00-3	CAPITALIZATION COMPANIES	308,792.55
40.8.7.40.10-6	Non-Committed Technical Provisions	260,439.32
40.8.7.40.20-9	Committed Technical Provisions	48,353.23
40.8.7.45.00- 8	CREDIT CARD COMPANIES	638,082.24
40.8.7.45.10-1	Payable To Merchants - Credit Cards	638,082.24
40.8.9.00.00-1	Sundry	5,906,470.15
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	408,269.06
40.8.9.90.00-4	OTHER LIABILITIES	5,498,201.09
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	1,511,679.43
40.9.2.00.00-9	Subordinated Debt	1,439,404.86
40.9.2.10.00-6	MATURITY MORE THAN FIVE YEARS	1,439,404.86
40.9.3.00.00-2	Other Subordinated Debt	72,274.57
50.0.0.00.00-5	DEFERRED INCOME	80,262.00
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	8,035,595.19
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	8,035,595.19
60.1.1.00.00-0	Capital	4,145,607.30
60.1.1.10.00-7	CAPITAL	4,127,035.64
60.1.1.10.13-1	Common Shares - Local Residents	2,548,396.63
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	441,286.80
60.1.1.10.17-9	Other Preferred Shares - Local Residents	1,806.26
60.1.1.10.23-4	Common Shares - Foreign Residents	10,502.44
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,107,550.54
60.1.1.10.27-2	Others Preferred Shares - Foreign Residents	923.10
60.1.1.10.28-9	Quotas - Local Residents	16,569.87
60.1.1.20.00-4	CAPITAL INCREASE	19,821.66
60.1.1.20.13-8	Common Shares - Local Residents	17,107.82
60.1.1.20.28-6	Quotas - Local Residents	2,713.84
60.1.1.50.00-5	Capital	(1,250.00)
60.1.3.00.00-6	CAPITAL RESERVES	241,627.97
60.1.4.00.00-9	Revaluation Reserves	18,099.07
60.1.5.00.00-2	Revenue Reserves	3,961,223.53
60.1.5.10.00-9	LEGAL RESERVE	365,693.48
60.1.5.20.00-6	STATUTORY RESERVE	3,345,528.44
60.1.5.40.00-0	EXPANSION RESERVE	250,000.00
60.1.5.50.00-7	REVENUE RESERVE TO BE REALIZED	0.07
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(178,314.89)
60.1.8.00.00-1	Retained Losses	(20,501.60)
60.1.9.00.00-4	Treasury Stock	(132,146.19)
70.0.0.00.00-1	REVENUES	7,287,687.97
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	6,207,950.18
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,070,587.77
70.2.1.00.00-2	Insurance Companies	526,294.16
70.2.1.10.00-9	INSURANCE PREMIUMS	513,960.09
70.2.1.30.00-3	FINANCIAL REVENUES	12,184.85
70.2.1.90.00-5	OTHER	149.22
70.2.2.00.00-5	Private Retirement Companies	261,710.33
70.2.2.10.00-2	CONTRIBUTION REVENUES	261,710.33
70.2.3.00.00-8	Capitalization Companies	70,500.60
70.2.3.10.00-5	CAPITALIZATION PREMIUMS	66,988.13
70.2.3.90.00-1	OTHER	3,512.47
70.2.4.00.00-1	CREDIT CARD COMPANIES	177,323.65
70.2.4.10.00-8	CREDIT CARD REVENUES	112,926.57
70.2.4.30.00-2	FINANCIAL REVENUES	64,397.08
70.2.9.00.00-6	Other Activities	34,759.03
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	34,759.03
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	9,150.02
80.0.0.00.00-4	EXPENSES	(7,123,279.66)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(6,071,856.46)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(888,877.77)
80.2.1.00.00-5	Insurance Companies	(417,919.12)
80.2.1.10.00-2	INSURANCE CLAIMS	(244,883.63)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(67,171.64)
80.2.1.30.00-6	FINANCIAL EXPENSES	(6,431.75)
80.2.1.90.00-8	OTHER	(99,432.10)
80.2.2.00.00-8	PRIVATE RETIREMENT COMPANIES	(368,975.45)
80.2.2.10.00-5	BENEFTS AND REDEMPTION EXPENSES	(125,604.24)
80.2.2.20.00-2	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES	(1,977.37)
80.2.2.30.00-9	FINANCIAL EXPENSES	(241,393.84)
80.2.3.00.00-1	Capitalization Companies	(51,402.15)
80.2.3.10.00-8	CAPITALIZATION PREMIUMS REDEMPTION EXPENSES	(2,710.24)
80.2.3.20.00-5	SELLING AND OTHER CAPITALIZATION EXPENSES	(2,417.23)
80.2.3.30.00-2	FINANCIAL EXPENSES	(46,274.68)
80.2.4.00.00-4	Credit Card Companies	(42,757.61)
80.2.4.30.00-5	FINANCIAL EXPENSES	(42,757.61)
80.2.9.00.00-9	Other Activities	(7,823.44)
80.2.9.10.00-6	SALES EXPENSES OF GOODS AND SERVICES	(7,029.20)
80.2.9.20.00-3	SELLING EXPENSES	(794.24)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(20,506.57)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(142,038.86)
80.9.4.00.00-7	Income Tax And Social Contribution	(78,074.67)
80.9.4.10.00-4	INCOME TAX	(57,400.39)
80.9.4.10.10-7	Financial Activities	(57,400.39)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(20,674.28)
80.9.4.30.10-1	Financial Activities	(20,674.28)
80.9.7.00.00-6	Profit Sharing	(63,964.19)
80.9.7.10.00-3	PROFIT SHARING	(63,964.19)
80.9.7.10.10-6	Administrators	(1,184.31)
80.9.7.10.20-9	Employees	(62,779.88)
90.0.0.00.00-7	OFF-BALANCE ITEMS	558,088,390.25
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	630,019,123.25

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

For purpose of making our statement of income for the quarter ended March 31, 2003 directly comparable to 2004 reclassifications were made to the net amount of Financial expenses on insurance, private retirement plans and annuity products and Revenue on Marketable Securities of R$18,408 from Other Operating Income (Expenses) to Gross Profit from Financial Intermediation.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized on the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of its using.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances as of March 31, 2004 can be summarized as follows:

		Unibanco
Marketable Securities	Unibanco	Consolidated
Trading assets	3,354,399	8,185,196
Available for sale	3,255,849	3,544,263
Held to maturity	4,673,314	5,795,260
Subtotal	11,283,562	17,524,719
Derivative financial instruments	524,591	420,488
Total	11,808,153	17,945,207
Current	7,033,915	12,501,404
Long-term	4,774,238	5,443,803

(b) Trading assets

	Unibanco		Unibanco Consolidated
	Amortized		Amortized
Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	3,087,982	3,092,170	4,909,962	4,914,463
Financial treasury bills	13,778	13,667	1,155,467	1,155,590
Treasury bills	3,060,893	3,063,770	3,560,353	3,563,293
Central bank notes	-	-	3,128	3,142
Treasury notes	13,311	14,733	191,014	192,438

Brazilian sovereign bonds	80,359	80,297	119,634	119,500

Bank debt securities	37,687	38,666	332,076	333,309
Eurobonds	37,687	38,666	64,767	66,000
Time deposits	-	-	267,309	267,309

Open mutual funds (1)	90,198	90,198	2,156,287	2,156,287

Other	53,839	53,068	582,045	661,637

Total	3,350,065	3,354,399	8,100,004	8,185,196
___________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated
	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	152,607	441	153,048	545,171	2,747	547,918
Financial treasury bills	-	-	-	344,834	1,515	346,349
Treasury bills	-	-	-	1,113	1	1,114
Central bank notes	151,518	1,315	152,833	189,822	2,554	192,376
Other	1,089	(874)	215	9,402	(1,323)	8,079

Brazilian sovereign bonds	-	-	-	32,351	(43)	32,308

Foreign government	-	-	-	67,571	215	67,786

Corporate debt securities	1,952,739	(95,495)	1,857,244	2,226,231	(108,911)	2,117,320
Debentures	1,919,189	(89,589)	1,829,600	2,144,377	(99,462)	2,044,915
Eurobonds	16,703	-	16,703	32,636	(430)	32,206
Other	16,847	(5,906)	10,941	49,218	(9,019)	40,199

Bank debt securities	1,096,508	2,805	1,099,313	263,949	4,694	268,643
Eurobonds	880,022	-	880,022	19,051	1,888	20,939
Mortgage notes	112,796	2,805	115,601	112,796	2,806	115,602
Time deposits	103,563	-	103,563	130,496	-	130,496
Other	127	-	127	1,606	-	1,606

Marketable equity securities	140,105	(4,724)	135,381	202,383	(11,836)	190,547
Open mutual funds (1)	10,863	-	10,863	319,637	104	319,741
Total	3,352,822	(96,973)	3,255,849	3,657,293	(113,030)	3,544,263
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	367,044	357,548	282,248	272,633
Between 3 months and 1 year	664,586	665,943	471,718	464,899
Between 1 and 3 years	1,343,473	1,318,978	1,309,536	1,285,172
Between 3 and 5 years	412,638	413,478	512,844	514,052
Between 5 and 15 years	223,396	223,775	362,218	361,976
No stated maturity (1)	341,685	276,127	718,729	645,531
Total	3,352,822	3,255,849	3,657,293	3,544,263
____________________
(1)	Refers to marketable equity securities and open mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco
	Unibanco	Consolidated
Issuer/Type of investment	Amortized cost
Federal government	2,466,613	3,586,512
Financial treasury bills	-	183,738
Treasury bills	-	259
Central bank notes	544,041	968,668
Treasury notes	1,922,572	2,422,933
Other	-	10,914
Brazilian sovereign bonds	1,848,125	1,848,125
Corporate debt securities	283,592	285,639
Eurobonds	283,592	285,639
Bank debt securities	74,984	74,984
Eurobonds	74,984	74,984
Total	4,673,314	5,795,260

The fair value of these securities was R$4,911,778 in Unibanco and R$6,084,147 in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$238,464 in Unibanco and R$288,887 in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco
	Unibanco	Consolidated
Maturity	Amortized cost
Less than 3 months	440,839	494,038
Between 3 months and 1 year	1,520,400	2,096,482
Between 1 and 3 years	1,125,267	1,290,223
Between 3 and 5 years	501,389	502,991
Between 5 and 15 years	928,001	928,001
More than 15 years	157,418	483,525
Total	4,673,314	5,795,260

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

		Unibanco
	Unibanco	Consolidated
By type
Discounted loans and notes	9,582,435	10,094,599
Financing	7,355,280	9,304,719
Agricultural	841,829	841,829
Real estate loans	894,293	894,293
Credit card	-	2,943,927
Total lending operations	18,673,837	24,079,367

Leasing operations	-	497,105
Advances on exchange contracts (1)	1,838,885	1,838,885
Total leasing operations and advances on exchange contracts	1,838,885	2,335,990

Guarantees honored	1,118	1,118
Other receivables (2)	241,841	631,905
Total other credits	242,959	633,023

Co-obligation on credit card customer financing (3)	-	294,391

Total risk	20,755,681	27,342,771

By maturity
Past-due for more than 15 days (Note 5 (d))	383,313	1,402,926
Falling due:
Less than 3 months (4)	7,350,190	10,968,491
Between 3 months and 1 year	5,786,541	6,939,155
Between 1 and 3 years	4,657,200	5,390,804
More than 3 years	2,578,437	2,641,395
Total risk	20,755,681	27,342,771
____________________
(1)	Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated
	% of		% of
	Value	distribution	Value	distribution
Manufacturing	8,309,833	40.0	8,857,326	32.4
Retailers	2,611,778	12.6	2,857,781	10.4
Financial service	286,156	1.4	104,677	0.4
Residential construction loans	273,945	1.3	273,945	1.0
Other services	4,008,703	19.3	4,880,035	17.9
Agriculture, livestock, forestry and fishing	841,829	4.1	841,829	3.1
Individual	4,423,437	21.3	9,527,178	34.8
Total	20,755,681	100.0	27,342,771	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated
		% of		% of
Largest clients	Value	the total	Value	the total
10 largest clients	2,592,388	12.5	2,576,145	9.4
50 following clients	4,748,445	22.9	4,792,077	17.5
100 following clients	3,310,229	15.9	3,357,919	12.3
Other clients	10,104,619	48.7	16,616,630	60.8
Total	20,755,681	100.0	27,342,771	100.0

(d) Components of lending, leasing and other credits by risk level:

	Unibanco

	%minimum		Past-due credits
Risk level	allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,255,189	-	-	9,255,189	44.6	8,776
A	0.5	6,282,117	-	-	6,282,117	30.3	32,706	0.5
B	1.0	2,182,474	128,947	11,671	2,323,092	11.2	27,662	1.2
C	3.0	1,379,457	155,240	28,145	1,562,842	7.5	57,430	3.7
D	10.0	373,836	105,064	66,005	544,905	2.6	158,285	29.0
E	30.0	90,249	58,042	19,932	168,223	0.8	55,512	33.0
F	50.0	24,854	58,806	63,511	147,171	0.7	88,135	59.9
G	70.0	20,710	35,160	19,281	75,151	0.4	53,992	71.8
H	100.0	82,279	139,944	174,768	396,991	1.9	396,991	100.0
Total		19,691,165	681,203	383,313	20,755,681	100.0	879,489
% of total risk							4.2%

	Unibanco Consolidated

	%minimum		Past-due credits
Risk level	allowance required	Current credits	Falling due installments	Overdue installments(1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,150,389	-	-	10,150,389	37.1	8,941	-
A	0.5	10,216,323	-	-	10,216,323	37.4	71,203	0.7
B	1.0	2,280,439	174,444	247,900	2,702,783	9.9	40,446	1.5
C	3.0	1,673,213	201,598	177,998	2,052,809	7.5	92,093	4.5
D	10.0	405,939	119,726	167,815	693,480	2.5	184,222	26.6
E	30.0	108,501	181,770	257,839	548,110	2.0	173,804	31.7
F	50.0	39,249	64,707	144,472	248,428	0.9	140,341	56.5
G	70.0	30,867	38,923	88,532	158,322	0.6	112,678	71.2
H	100.0	104,697	149,060	318,370	572,127	2.1	572,127	100.0
Total		25,009,617	930,228	1,402,926	27,342,771	100.0	1,395,855
% of total risk							5.1%
____________________
(1)	Include past-due for more than 15 days.

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) On March 31, 2004, the balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$563,665 in Unibanco and R$738,447 in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for lending, leases and other credit losses during the period:

		Unibanco
	Unibanco	Consolidated
Balance at December 31, 2003	987,750	1,548,643
Provision for loan losses	104,667	312,692
Balance of acquired company	-	3,321
Loan charge-offs	(212,928)	(468,801)
Balance at March 31, 2004	879,489	1,395,855

Loan recoveries (1)	27,473	62,132
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco
	Unibanco	Consolidated
Assets - Other credits
Unsettled exchange purchases	2,242,717	2,242,717
Rights on foreign exchange sold	686,382	686,382
(-) Received advances	(266,128)	(266,128)
Income receivable from advances on exchange contracts	19,632	19,632
Other	407	407
Total	2,683,010	2,683,010

Liabilities - Other liabilities
Unsettled exchange sales	688,301	688,301
Obligations for foreign exchange purchased	2,236,182	2,236,182
(-) Advances on exchange contracts	(1,819,598)	(1,819,598)
Other	718	718
Total	1,105,603	1,105,603

Off-balance sheet
Import credits outstanding	64,987	79,023
Confirmed export credits	18,800	19,128

(b) Statement of income

		Unibanco
	Unibanco	Consolidated
Income from foreign exchange transactions	461,377	655,405
Expenses from foreign exchange transactions	(445,182)	(638,585)
Foreign exchange transactions for the quarter	16,195	16,820

7. Other Credits

		Unibanco
	Unibanco	Consolidated
Negotiation and intermediation of securities
Debtors - pending settlement	53,924	257,987
Cash and settlement pending – stock exchange	-	52,075
Other	-	2,499
Total	53,924	312,561
Current	53,924	310,560
Long-term	-	2,001

Sundry
Deferred tax (Note 18 (a))	1,309,641	2,467,338
Escrow deposits for civil and labor suits	910,754	1,761,520
Notes and credits receivable	188,852	518,349
Prepaid taxes	79,816	511,921
Insurance premium	-	366,700
Receivables from credit card operations	-	306,155
Receivables from purchase of assets	52,989	148,064
Government retirement benefit advances	66,619	66,619
Salary advances and other	23,716	15,795
Accounts receivable from subsidiaries	408,520	-
Other	564,983	930,846
Total	3,605,890	7,093,307
Current	1,050,369	2,267,276
Long-term	2,555,521	4,826,031

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	3,171,076	9,223,391
Long-term assets	1,796,539	5,225,413
Permanent assets	89	259
Total assets	4,967,704	14,449,063

Current liabilities	3,241,887	9,429,352
Long-term liabilities	1,418,546	4,125,983
Deferred income	861	2,504
Branch equity	306,410	891,224
Total liabilities	4,967,704	14,449,063

Net income for the quarter	52,027	151,326

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$7,414 in Unibanco and R$7,772 in Unibanco Consolidated, were recognized as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies in the first quarter of 2004, were as follow:

			Percentage holding (%)		Adjusted Stockholders Equity	Adjusted net income (loss)	Equity in results adjustments	Investments value
	Number of shares or quotas
			Unibanco	Unibanco Consolidated
	Common	Preferred
Investments of Unibanco

Subsidiary companies
Unibanco AIG Seguros S.A.	345,014,171	188,792,954	49.707	49.707	1,469,864	65,089	32,304	730,627
Unipart Participações Internacionais Ltd.	1,302,031	-	100.000	100.000	979,822	(12,238)	(11,941)	979,822
Unicard Banco Múltiplo S.A. (1)	117,629,257,620	101,832,650,091	100.000	100.000	949,039	43,799	49,226	798,075
Banco Fininvest S.A. (2)	3,931	1,034	99.920	99.920	433,341	43,830	43,794	432,993
Unibanco Representação e Participações Ltda.	124,099,785	-	99.999	100.000	341,010	13,835	13,835	341,010
Banco Dibens S.A.	4,313,047,972	-	51.001	51.001	169,943	2,263	2,799	86,672
Estrel Participações S.A. (3)	44,545,789	89,092,913	99.925	99.925	140,560	4,368	4,364	140,021
Unibanco Leasing S.A. – Arrendamento
Mercantil	264,919	-	99.999	99.999	136,453	21,645	21,645	136,452
Unibanco Corretora de Valores Mobiliários S.A.	40,467,422	40,467,422	99.999	100.000	82,307	1,294	1,294	82,307
Interbanco S.A.	18,999,793	-	99.996	99.999	64,955	1,928	1,922	64,952
Banco1.net S.A.	34,077,757	-	65.934	65.934	50,510	113	74	33,303
Unibanco Asset Management – Banco
de Investimento S.A. (4)	1,468,400	1,468,405	99.999	99.999	19,354	6,507	6,508	19,354
Unibanco Serviços de Investimento Ltda. (4)	100,000	-	99.999	99.999	14,704	7,567	2,684	14,704
Companhia Hipotecária Unibanco –
Rodobens (5)	3,250	-	50.000	50.000	4,051	3	(28)	2,026
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de
Crédito	12,937,771	-	33.333	33.333	261,404	65,808	21,936	87,135
Orbitall Serviços e Processamento de
Informações Comerciais Ltda.	3,866,664	-	33.333	33.333	173,486	(1,599)	(533)	57,829
Serasa S.A.	363,690	348,855	-	19.045	167,001	18,902	-	-
Tecnologia Bancária S.A.	762,277,905	-	-	21.432	128,008	5,842	-	-
Redecard S.A. (6)	199,990	400,000	31.943	31.943	73,731	27,615	5,217	23,552
Cibrasec – Companhia Brasileira de
Securitização	7,500	-	12.499	12.499	50,061	2,029	254	6,257
Interchange Serviços S.A.	74,999,999,998	-	-	25.000	36,350	2,072	-	-
Luizacred S.A. Sociedade de Crédito,
Financiamento e Investimento	83,109	83,115	-	49.998	46,135	6,740	-	-
Banco Investcred Unibanco S.A. (3)	95,284	-	-	49.997	162,311	15,220	3,248	-
Goodwill on acquisition of subsidiary companies	-	-	-	-	-	-	-	1,221,285
Other	-	-	-	-	-	-	1,128	984
Total							199,730	5,259,360
Investments of Unibanco Consolidated

Associated companies
HiperCard Administradora de Cartões de
Crédito Ltda. (7)	7,312	-	-	100.000	290,677	4,070	4,232	627,646
AIG Brasil Companhia de Seguros	54,213,933	-	-	49.999	79,445	2,367	1,183	39,721
Goodwill on acquisition of subsidiary companies	-	-	-	-	-	-	-	1,331,024
Other	-	-	-	-	-	-	646	6,703
Total							6,061	2,005,094

Main direct and indirect subsidiary companies invested by:			Percentage holding (%)	Adjusted Stockholders Equity	Adjusted net income (loss)
	Number of shares or quotas
			Unibanco Consolidated
	Common	Preferred
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252,004	-	100.000	352,368	(16,546)
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	99.999	187,277	2,149
Unibanco Securities Ltd.	17,770,000	-	100.000	52,217	(8,507)
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	100.000	33,926	11,616
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Previdência S.A.	465,403	-	99.999	156,228	13,065
Unibanco AIG Saúde Seguradora S.A.	20,000,000	-	99.999	41,214	3,378
Phenix Seguradora S.A.	5,783,294	-	99.873	18,534	1,894
Unibanco Representação e Participações Ltda. (i)
Unibanco Companhia de Capitalização	4,194,130	-	99.992	351,585	18,125
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	100.000	211,503	1,584
Unibanco Empreendimentos Ltda.	150,488,716	-	100.000	122,405	588
BWU Representação e Participações Ltda.	36,133,577	93,947,299	60.000	68,203	824
____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1) The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to others related parties companies. The gains to be realized are being recognized in accordance with the amortization of goodwill on acquired companies.

(2) In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito Financiamento e Investimento S.A., for approximately R$47 million. The consolidated financial statements do not include the operations of this company since the transaction is subject to the approval of the competent authorities.

(3) The Extraordinary Shareholders’ meeting held on February 28, 2004, approved the capital increase in Estrel Participações S.A. in the amount of R$135,838 subscribed by Unibanco and paid through the assignment and transference of 95,284 common share of Banco Investcred Unibanco S.A. for its book value.

(4) On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(5) On March 8, 2004, through the Private Instrument of Change in the articles of association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Such changes are subject to the approval of the Brazilian Central Bank.

(6) In February 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. for its book value.

(7) On March 1st, 2004, Unibanco acquired from the Dutch group Ahold, through their subsidiaries, the total capital of HiperCard Administradora de Cartões de Crédito Ltda., for the amount of R$628 million. The price and goodwill is subject to adjustments to be determined within the conclusion of the due diligence process.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statements and the amount amortized during the quarter were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes	825,513	15,839
Fininvest	342,362	6,538
Other	163,149	4,625
Total	1,331,024	27,002

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 15.92% per annum, and are payable up to April 12, 2005.

(b) Euronotes

The euronotes in the amount of R$1,969,527 in Unibanco and R$2,251,352 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 3.66% per annum in Unibanco and 4.60% per annum in Unibanco Consolidated.

(c) The other issues totaled R$36,189 in Unibanco and in Unibanco Consolidated with maturities up to September 9, 2005 and an average interest rate of 10.20% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.52% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to several legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of external legal counsels. Provisions recorded and respective changes in the quarter were as follows:

		Unibanco
	Unibanco	Consolidated
Balance at December 31, 2003	867,445	1,812,161
Provision charged	96,283	175,415
Payments	(23,770)	(44,127)
Balance at March 31, 2004	939,958	1,943,449

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$156,734 in Unibanco and R$693,519 in Unibanco Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

(b) Labor litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$492,800 in Unibanco and R$743,906 in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates by them for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”; and (v) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$290,424 in Unibanco and R$506,024 in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of external legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need in making any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	599,932	594,552
Step-up subordinated callable notes (2)	December 2003	December 2013	7.375%	591,892	589,769
Subordinated time deposits (3)	December 2002	December 2012	102% of CDI (4)	327,358	327,358
Total				1,519,182	1,511,679
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in April 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	Subordinated time deposits can be redeemed from December 2007.
(4)	The Brazilian interbank interest rate.

(b) Sundry

		Unibanco
	Unibanco	Consolidated
Technical provisions for insurance, annuity products and retirement plans	-	4,641,313
Sale of rights of receipt of future flow of payment orders abroad (1)	2,454,452	2,454,452
Payable to merchants - credit card	-	1,611,778
Provision for labor and civil litigation	783,224	1,249,930
Provisions for payroll and administrative expenses	127,516	362,911
Payable related to insurance companies	-	261,075
Payable for official agreement	69,451	69,451
Accounts payable for purchase of assets	63,313	63,768
Debt assumption contracts	93,603	-
Amounts payable to associated company	5,263	-
Other	240,508	241,055
Total	3,837,330	10,955,733
Short-term	739,642	3,965,833
Long-term	3,097,688	6,989,900
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$617,000 thousand and ¥$25,000,000 thousand, bearing three-month Libor plus rates between 0.57% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Free benefits generation program

Unibanco and part of its employees a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

On December 1, 2003, in order to segregate the assets and liabilities related to Unibanco Conglomerate sponsors, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the spin-off the defined contribution pension plan managed by Trevo - Instituto Bandeirantes de Seguridade Social. For this reason the equity of R$318,689 corresponding to these sponsor companies was incorporated by Plano de Previdência Unibanco (Unibanco’s retirement plan). The management will continue to be undertaken by Trevo – Instituto Bandeirantes de Seguridade Social.

On February 4, 2004, the Secretaria de Previdência Complementar (Supplementary Retirement Department) approved the review of process of Unibanco’s retirement plan to comply with Complementary Law No. 109/01 and amendments as well the changes to unify and become the best choice of Trevo’s defined contribution plan and Fee Benefits Generation Program. This plan will be made available to the employees of the Unibanco Conglomerate sponsor companies.

During the quarter ended March 31, 2004, the sponsor contributions totaled R$443 in Unibanco and R$2,129 in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2004, Unibanco granted 1,129,800,000 stock options, in the form of Units. The term of the exercise is between January 21, 2005 and January 5, 2010, at an average price of R$93.04 per 1,000 stock options.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,565,816,851	-	75,565,816,851
Preferred	62,045,605,223	3,274,411,244	65,320,016,467
Total	137,611,422,074	3,274,411,244	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

During the first quarter, R$130,947 of interest on capital was proposed resulting a tax benefit in respect of its deductibility for taxation purpose of R$44,522. The amount is part of the mandatory dividends and represent net of income tax withheld at source, corresponding to R$0.773940 per 1,000 common shares and R$0.851334 per 1,000 preferred shares; R$1.633754 per 1,000 Units and R$0.816877 for the each GDS.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Statutory reserves

The balance as of March 31, 2004 is summarized as follows:

i) Foreign exchange risk reserve – calculated based on 2% of the net income for the year after the legal deductions up to a limit of 20% of capital stock	80,005

ii) Operating margin reserve – calculated based on 90% of the net income for the year after the legal deductions up to a limit of 80% of capital stock	2,929,181

Total	3,009,186

(e) Retained earnings reserve – represents the appropriation based on the capital budget determined by the management for the purposes of investment plans or acquisitions in the financial sector.

(f) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years and the first quarter of 2004 8,0 million of preferred Units were converted, allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units.

The average financial volume of Units daily negotiated in the Brazilian market had increased to 111.0% in the first quarter of 2004 compared to the same period of 2003, corresponding an Unit value increase of 53.0%.

16. Adjusted Net Income

		Unibanco
	Unibanco	Consolidated
Net income	276,145	276,145
Adjustments to net income	(119,084)	124,150
Depreciation and amortization	53,377	93,296
Amortization of goodwill on acquisition of subsidiary companies	28,223	27,002
Exchange gain on foreign investments	(7,833)	-
Provision for losses on investments	-	1,160
Equity in results of subsidiary and associated companies	(199,730)	(6,061)
Reversal of provision of foreclosed assets	6,879	8,753
Adjusted net income	157,061	400,295

17. Other Operating Income and Expenses

(a) Other operating income

		Unibanco
	Unibanco	Consolidated
Insurance, annuity products and retirement plans premiums	-	833,879
Dividends/retained earnings received from other investments, principally consortium	6,989	18,365
Monetary correction of income receivable	4,639	13,491
Foreign branches’ and subsidiary companies’ exchange gains	7,414	7,772
Reversal of provision for fiscal contingencies and others	-	4,626
Monetary correction of restricted escrow deposits	2,414	2,805
Monetary correction of prepaid taxes	1,925	1,925
Other	4,732	12,648
Total	28,113	895,511

(b) Other operating expenses

		Unibanco
	Unibanco	Consolidated
Changes in technical provision for insurance, annuity products and retirement plans	-	293,640
Insurance claims	-	220,208
Private retirement plans benefits expenses	-	150,280
Provision for labor and civil litigations	70,081	113,422
Interest and monetary correction on technical provision for insurance, pension plans and annuity products	-	92,092
Credit card selling expenses	-	70,063
Insurance and private retirement plans selling and other expenses	-	61,032
Expenses related to the sale of rights of receipt of future flow of payment order (Note 13 (b))	29,263	29,263
Insurance expenses	-	28,755
Amortization of goodwill on subsidiaries acquired	28,223	27,002
Expense related to checks and billing, net	21,463	22,425
Exchange rate variation on other liabilities	11,016	11,016
Other	27,868	41,090
Total	187,914	1,160,288

18. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco

	December			March 31,
	31, 2003	Constitution	Realization	2004
Allowance for lending losses	388,980	47,343	85,739	350,584
Other provisions not currently deductible	300,335	103,413	35,646	368,102
Tax loss and negative basis of social contribution carry-forwards	256,993	-	1,933	255,060
Social contribution carry-forwards (Provisional Measure 2158-35)	284,625	-	905	283,720
Subtotal	1,230,933	150,756	124,223	1,257,466
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	78,986	-	26,811	52,175
Net deferred tax assets	1,309,919	150,756	151,034	1,309,641
Total assets	1,309,919			1,309,641

	Unibanco Consolidated

	December			March 31,
	31, 2003	Constitution	Realization	2004
Allowance for lending losses	545,438	86,024	138,818	492,644
Other provisions not currently deductible	652,067	137,489	74,107	715,449
Tax loss and negative basis of social contribution carry-forwards	704,187	7,256	9,571	701,872
Social contribution carry-forwards (Provisional Measure 2158-35)	492,453	-	906	491,547
Capital reduction on subsidiary company	-	-	54	(54)
Subtotal	2,394,145	230,769	223,456	2,401,458
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	92,236	1,119	27,475	65,880
Deferred tax obligations	(26,031)	-	(1,069)	(24,962)
Net deferred tax assets	2,460,350	231,888	249,862	2,442,376
Total assets	2,486,381			2,467,338
Total liabilities	26,031			24,962

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes as of March 31, 2004 was as follows:

	Unibanco			Unibanco Consolidated

Year	Social contribution (Provisional Measure 2158-35)	Other	Total	Social contribution (Provisional Measure 2158-35)	Other	Total
2004	-	191,214	191,214	11,070	374,810	385,880
2005	9,808	432,867	442,675	23,909	647,871	671,780
2006	16,132	236,366	252,498	33,770	405,318	439,088
2007	21,088	91,324	112,412	42,354	202,075	244,429
2008	33,842	21,975	55,817	57,961	118,060	176,021
2009 to 2013	202,850	-	202,850	297,278	98,071	395,349
2014 to 2017	-	-	-	25,205	63,706	88,911
Total	283,720	973,746	1,257,466	491,547	1,909,911	2,401,458

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,072,653 in Unibanco and R$1,869,829 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco
	Unibanco	Consolidated
Income before income tax and social contribution, net of profit sharing	262,562	389,636
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(89,271)	(132,476)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary companies and exchange rate variation on subsidiaries abroad	69,728	4,703
Interest on capital paid or (received), net	39,485	49,688
Deferred tax credits of prior periods	-	(767)
Permanent differences (net)	(6,359)	308
Income tax and social contribution for the quarter	13,583	(78,544)

19. Commitments and Guarantees

		Unibanco
	Unibanco	Consolidated
Co-obligation and risks for guarantees provided	3,368,985	3,342,802
Assets under management (mainly mutual investment funds)	26,086,031	29,323,584
Lease commitments	43,586	43,586

20. Related-Party Transactions (Unibanco)

Assets
Interbank investments	2,226,448
Marketable securities and derivative financial instruments	990,216
Interbank accounts	787
Lending operations	201,717
Other credits
• Income receivable
Dividends and interest on capital	248,076
• Sundry	402,470

Liabilities
Deposits	1,514,195
Securities sold under repurchase agreements	133,142
Resources from securities issued
• Securities abroad	33,413
Interbank accounts	9,033
Borrowings	141,475
Derivative financial instruments	99,064
Other liabilities
Social and statutory	146,741
Negotiation and intermediation of securities	529
Subordinated debt	7,503
Sundry	96,738

Revenues
Lending operations	1,783
Marketable securities	99,009
Derivative financial instruments	7,874
Services rendered	48,344
Other operating income	1,557

Expenses
Deposits and securities sold	52,891
Borrowings and onlendings	1,583
Other administrative expenses	9,471
Other operating expenses	799

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). As well, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

The use of the derivative financial instruments as part of asset and liability risk management could be made as an overall position related to Unibanco net position undertaken in an certain market or related to a specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment the high effectiveness of the hedge risk during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management risk

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and honor positions.

The liquidity contingency and planning policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the Units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,776,782	4,781,372	2,835,409	2,839,999
Marketable securities	11,283,562	11,522,026	17,524,719	17,813,606
Lending operations	17,817,633	17,842,200	22,727,787	22,807,980
Derivatives, net	219,388	219,388	165,170	165,170

Liabilities
Interbank deposits	677,604	682,558	345,485	346,046
Time deposits	17,710,261	17,719,717	18,745,563	18,754,067
Mortgage notes	779,972	785,160	795,385	800,572
Resources from securities issued abroad	2,005,716	2,013,997	2,287,541	2,302,487
Subordinated debt	1,519,182	1,552,374	1,511,679	1,544,573
Other liabilities (Note 13 (b))	2,454,452	2,290,690	2,454,452	2,290,690
Treasury stocks	132,123	227,506	132,123	227,506

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at March 31, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, at March 31, 2004 are as follows:

	Unibanco		Unibanco Consolidated

	Notional	Exposure at	Notional	Exposure at
	exposure	fair value	exposure	fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(2,666,945)	(2,666,945)	(1,454,179)	(1,454,179)
Currencies	207,981	207,981	232,800	232,800
Interbank interest rate	(2,947,801)	(2,947,801)	(1,690,039)	(1,690,039)
Exchange coupon	59,277	59,277	(10,538)	(10,538)
Index	13,598	13,598	13,598	13,598

Forward contracts	635,234	669,092	634,746	668,605
Currencies	503,997	538,044	565,077	599,124
Fixed interest rate	131,237	131,048	69,669	69,481

Swap contracts	218,947	184,543	165,854	130,848
Currencies	(3,701,887)	(3,728,121)	(2,484,036)	(2,509,624)
Interbank interest rate	1,547,965	1,547,965	1,088,793	1,088,793
Fixed interest rate	708,141	713,451	(134,997)	(131,021)
Other	1,664,728	1,651,248	1,696,094	1,682,700

Swap contracts with daily reset	(4,026)	(4,026)	(4,251)	(4,251)
Currencies	967,715	967,715	1,009,777	1,009,777
Interbank interest rate	(971,741)	(971,741)	(1,014,028)	(1,014,028)

Option contracts
Purchased option	-	-	199	199
Sale	-	-	199	199
United States of America treasury bills	-	-	27	27
Brazilian sovereign bonds	-	-	172	172
Sale option	-	-	235	235
Purchase	-	-	235	235
United States of America treasury bills	-	-	63	63
Brazilian sovereign bonds	-	-	172	172
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, at March 31, 2004, amounted to R$29,446 due to purchase commitments and R$29,426 due to sale commitments.

On March 31, 2004, there were future transactions of R$1,061,791 in Unibanco and R$2,336,735 in Unibanco Consolidated and swap contracts in the amount of R$1,489,939 in Unibanco and R$1,880,191 in Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the period, in the amount of R$36,770 in Unibanco and R$42,765 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of March 31, 2004, were in accordance with the standards established by the Brazilian Central Bank.

During the first quarter of 2004, certain swap contracts prior classified as fair value hedge to face exposures of securities available for sale in the amount of R$184,618 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the fair value of the hedge items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The adjustment on securities available for sale due to the low effectiveness achieved of the hedges was recorded as a charge to income, during the period, in the amount of R$8,829.

On March 31, 2004, there were swap contracts in the amount of R$79,435 in Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$1,246, recorded as a credit in the income of the period and as a charge under Marketable Securities. The hedges as of March 31, 2004, were in accordance with the standards established by Brazilian Central Bank.

On March 31, 2004, there were swap contracts in the amount of R$631,237 in Unibanco and in Unibanco Consolidated accounted for hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence not recorded at fair value. The hedges as of March 31, 2004, were in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to the fair value.

(f) Notional at fair value distributed by trade location

	Unibanco			Unibanco Consolidated

Exposure at fair value	BM&F	CETIP/ Over the counter (1)	Total	BM&F	CETIP/ Over the counter (1)	Total
Future contracts	(2,666,945)	-	(2,666,945)	(1,454,179)	-	(1,454,179)
Forward contracts	-	669,092	669,092	-	668,605	668,605
Swap contracts	(199,083)	383,626	184,543	(199,867)	330,715	130,848
Swap contracts with daily reset	(4,026)	-	(4,026)	(4,251)	-	(4,251)
Option contracts
Purchased position	-	-	-	-	199	199
Sale position	-	-	-	-	235	235
____________________
(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amounts pledged to guarantee BM&F transactions were R$531,430 in Unibanco and R$607,373 in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

		Unibanco
	Unibanco	Consolidated
Assets
Less than 3 months	48,017	33,178
Between 3 months and 1 year	370,642	309,450
Between 1 and 3 years	98,893	70,821
More than 3 years	7,039	7,039
Total	524,591	420,488

Liabilities
Less than 3 months	62,720	68,161
Between 3 months and 1 year	159,552	107,751
Between 1 and 3 years	76,760	73,235
More than 3 years	6,171	6,171
Total	305,203	255,318

The amounts of receivables under swap contracts are R$489,741 in Unibanco and R$385,926 in Unibanco Consolidated and of payables are R$305,198 in Unibanco and R$255,078 in Unibanco Consolidated. Option premiums received amount to R$199 and option premiums paid amount to R$235 in Unibanco and in Unibanco Consolidated. The amounts receivable under term contracts are R$34,850 in Unibanco and R$34,363 in Unibanco Consolidated and the amounts payables under forward contracts are R$5 in Unibanco and in Unibanco Consolidated.

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

Unibanco

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(477,066)	(2,288,331)	65,396	33,056	(2,666,945)
Forward contracts	292,304	(308,093)	33,892	650,989	669,092
Swap contracts	(15,550)	177,092	22,133	868	184,543
Swap contracts with daily reset	(378)	(3,648)	-	-	(4,026)

Unibanco Consolidated

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(312,787)	(1,630,564)	456,116	33,056	(1,454,179)
Forward contracts	291,817	(308,093)	33,892	650,989	668,605
Swap contracts	(35,307)	167,701	(2,414)	868	130,848
Swap contracts with daily reset	(378)	(3,648)	(225)	-	(4,251)
Option contracts
Purchased position	199	-	-	-	199
Sale position	235	-	-	-	235

22. Other Information

(a) Assets leased to third parties, in the amount of R$874,743, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$491,340 and the residual value received in advance from these lessees amounts to R$408,269, classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At March 31, 2004, the insurance coverage on properties and other assets in use totaled R$507.629 in Unibanco and R$1,113,157 in Unibanco Consolidated.

23. Subsequent Event

The Extraordinary Shareholders’ meeting held on April 30, 2004 approved: (i) the merger of Unipart (Unibanco Representação e Participações Ltda.), without a capital increase of Unibanco, and (ii) the proposal for a reverse stock split of common and preferred shares issued by Unibanco including the Units (the certificated of deposit of shares represented by a preferred share issued by Unibanco and a Class “B” preferred share issued by Unibanco Holdings) in the ratio of 100 shares to 1 share. During the first 30 days after the release of the notice, shareholders who have less than 100 shares, by type of share, are assured the possibility to remain as shareholders of company. Additionally, it was approved on the same date, through a Extraordinary Shareholders meeting, Unibanco’s capital increase to R$5,000,000, through a parcial appropriation of retained earnings.

***

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	Percentage Holding (%)

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Financial Institution	533,807,125	49.707

02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Institution	1,302,031	100.000

03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Institution	219,461,907,711	100.000

04	Unibanco Representação e Participações Ltda.	50,654,920/0001-00	Holding	Non-Financial Institution	124,099,785	99.999

05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Institution	4,965	99.920

06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Institution	4,313,047,972	51.001

07	Unibanco Leasing S.A. - Arrendamento Mercantil	44,071,785/0001-69	Leasing	Financial Institution	264,919	99.999

08	Unibanco Corretora de Valores Mobiliários S.A.	33,764,366/0001-96	Security Broker	Financial Institution	80,934,844	99.999

09	Interbanco S.A.	670,849	Bank	Financial Institution	18,999,793	99.996

10	Banco1.net S.A.	03,012,230/0001-69	Bank	Financial Institution	34,077,757	65.934

11	Unibanco Asset Management – Banco de Investimento S.A.	59,608,174/0001-84	Asset Management	Financial Institution	2,936,805	99.999

12	Credicard S.A. Administradora de Cartões de Crédito	34,098,442/0001-34	Credit Card	Non-Financial Institution	12,937,771	33.333

13	Orbital Serviços e Processamento de Informações Comerciais Ltda.	00,006,878/0001-34	Credit Card	Non-Financial Institution	3,866,664	33.333

14	Cibrasec – Cia, Brasileira de Securitização	02,105,040/0001-23	Securitization	Non-Financial Institution	7,500	12.499

15	Estrel Participações S.A	04,661,624/0001-00	Service Render	Non-Financial Institution	133,638,702	99.925

16	Unibanco Serviços de Investimento Ltda	01,538,145/0001-03	Service Render	Non-Financial Institution	100,000	99.999

17	Companhia Hipotecária Unibanco - Rodobens	02,868,100/0001-60	Mortgage Company	Financial Institution	3,250	50.000

18	Redecard S.A	01,425,787/0001-04	Credit Card	Non-Financial Institution	599,990	31.943

7016 - MARKETABLE SECURITIES

Code Description		No stated maturity	Up to 3 months	3 months to 1 year	1-3 year	3-5 years	5-15 years	More than 15 years	Fair Value	Book Value

00.0.0.01.01.00	National
	Treasury
	Securities	-	3,445,983.38	1,477,245.70	567,729.30	367,412.00	927,811.53	157,197.08	7,110,029.73	6,943,378.99
00.0.0.01.02.00	Brazilian
	Central Bank
	Securities	-	312,537.49	24,607.59	359,728.62	-	-	-	750,836.30	696,873.70
00.0.0.01.05.00	CDB	-	-	-	-	7,434.76	96,127.82	-	103,562.58	103,562.58
00.0.0.01.07.00	Mortgage Notes	-	-	-	115,601.28	-	-	-	115,601.28	115,601.28
00.0.0.01.08.00	Debentures	129,882.66	78,291.34	291,584.90	835,607.18	386,196.21	124,679.02		1,846,241.31	1,846,241.31
00.0.0.01.09.00	Listed Companies Equity Securities	108,021.24	-	-	-	-	-	-	108,021.24	108,021.24
00.0.0.01.10.00	Non-listed Companies Equity Securities	27,360.04	-	-	-	-	-	-	27,360.04	27,360.04
00.0.0.01.11.00	Other	101,060.79	273,792.61	763,547.15	664,471.45	160,862.86	3,158.02	221.48	1,984,964.73	1,967,114.36
00.0.0.01.00.00	TOTAL	366,324.73	4,110,604.82	2,556,985.34	2,543,137.83	921,905.83	1,151,776.39	157,418.56	12,046,617.21	11,808,153.50

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.0.0.01.01.00	Own Portfolio	366,324.73	2,584,384.59	710,062.62	1,570,102.01	540,348.92	623,555.85	69,764.73
00.0.0.01.02.00	Subject to
	Repurchase
	Commitments	-	118,551.50	46,161.43	222,945.23	374,517.62	528,220.54	87,653.83
00.0.0.01.03.00	Derivatives	-	48,017.24	370,641.78	98,893.01	7,039.29	-	-
00.0.0.01.04.00	Pledged with
	Brazilian
	Central Bank	-	1,127,560.85	1,112,689.71	294,843.37	-	-	-
00.0.0.01.06.00	Pledged under
	Guarantees
	Rendered	-	232,090.64	317,429.80	356,354.21	-	-	-
00.0.0.01.00.00	Total	366,324.73	4,110,604.82	2,556,985.34	2,543,137.83	921,905.83	1,151,776.39	157,418.56

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total

00.0.0.01.01.00	10 largest
	borrowers/clients	2,330,123.66	63.96	2,592,388.49	12.49	7,961.38	3,675,687.69	14.02
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	1,313,185.83	36.04	4,748,444.52	22.88	137,778.92	5,592,128.33	21.33
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	-	-	3,310,229.19	15.95	218,507.31	2,879,025.38	10.98
00.0.0.01.04.00	Other	-	-	10,104,618.63	48.68	515,241.24	14,066,903.75	53.67
00.0.0.01.00.00	Total	3,643,309.49	100.00	20,755,680.83	100.00	879,488.85	26,213,745.15	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Falling due porfolio

Code	Description	Credits in arrears over 15 days	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	More than 15 years

00.1.1.00.00.00	Public Sector	-	26,646.24	320,652.78	88,268.10	126,306.47	25,252.46	-
00.1.1.02.00.00	Corporate Activity	-	26,646.24	320,652.78	88,268.10	126,306.47	25,252.46	-
00.1.1.02.01.00	Manufacturing	-	26,646.24	320,652.78	88,268.10	126,306.47	25,252.46	-
00.1.4.00.00.00	Private Sector	383,312.87	7,323,539.23	5,465,855.85	4,568,932.05	1,300,497.72	1,112,840.46	13,540.13
00.1.4.01.00.00	Agricultural	5,121.30	266,461.24	414,798.84	64,328.21	31,195.35	46,383.44	13,540.13
00.1.4.02.00.00	Manufacturing	133,717.97	2,977,072.61	1,722,470.43	2,026,110.81	616,687.98	520,555.10	-
00.1.4.03.00.00	Trade	22,243.92	1,731,961.96	542,424.66	215,239.96	78,843.60	21,064.50	-
00.1.4.04.00.00	Financial Services	224.00	246,437.25	24,795.08	8,099.84	5,840.22	759.61	-
00.1.4.05.00.00	Other Services	54,999.54	503,782.32	1,339,993.22	1,451,579.61	427,382.74	230,965.69	-
00.1.4.06.00.00	Individuals	160,301.32	1,565,073.21	1,348,665.85	649,143.08	15,035.14	743.94	-
00.1.4.07.00.00	Residential Construction loans	6,704.82	32,750.64	72,707.77	154,430.54	125,512.69	292,368.18	-
00.1.5.00.00.00	Foreign Clients	-	4.24	32.23	-	-	-	-
00.1.0.00.00.00	Total	383,312.87	7,350,189.71	5,786,540.86	4,657,200.15	1,426,804.19	1,138,092.92	13,540.13

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

Code	Description	Contracted Credits	Amortized Credits	Loan Charge-Offs	Loan Recoveries	Renegotiated Credits

00.1.1.00.00.00	Public Sector	86,699.25	-	-	-	-
00.1.1.02.00.00	Corporate Activity	86,699.25	-	-	-	-
00.1.1.02.01.00	Manufacturing	86,699.25	-	-	-	-
00.1.4.00.00.00	Private Sector	11,949,536.63	12,061,361.07	212,928.01	27,472.73	126,650.89
00.1.4.01.00.00	Agricultural	313,445.02	272,801.17	-	-	-
00.1.4.02.00.00	Manufacturing	4,061,601.33	4,527,109.88	34,587.50	2,041.73	9,298.86
00.1.4.03.00.00	Trade	2,469,461.45	2,386,864.25	12,512.78	3,423.74	11,855.68
00.1.4.04.00.00	Financial Services	307,515.45	325,998.49	1,888.69	31.02	139.87
00.1.4.05.00.00	Other Services	2,714,431.95	3,042,944.13	20,408.44	1,603.76	21,726.69
00.1.4.06.00.00	Individuals	1,954,905.89	1,899,211.08	125,804.85	14,952.02	80,163.31
00.1.4.07.00.00	Residential Construction
	Loans	128,175.54	146,432.07	17,725.75	5,420.46	3,466.48
00.1.5.00.00.00	Foreign Clients	-	12.69	-	-	-
00.1.0.00.00.00	Total	12,036,235.88	12,601,373.76	212,928.01	27,472.73	126,650.89

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

Code	Description	Private companies	Individuals	Private companies	Individuals

00.0.1.01.00.00	Local	1,820,997.00	127,293.18	13,478,222.33	3,246,839.46
00.0.1.01.01.00	The North	17,417.28	962.78	40,816.35	31,832.27
00.0.1.01.02.00	The Northeast	105,201.42	5,814.26	496,057.14	279,632.95
00.0.1.01.03.00	The Southeast	1,499,304.13	106,839.96	12,107,588.54	2,552,281.16
00.0.1.01.04.00	The Middle-west	51,397.99	3,338.39	183,301.68	59,937.63
00.0.1.01.05.00	The South	147,676.18	10,337.79	650,458.62	323,155.45
00.0.1.02.00.00	Abroad	532,428.49	-	607,629.53	377,569.36
00.0.1.00.00.00	Total	2,351,369.09	127,293.18	14,085,851.86	3,624,408.82

		Savings Deposits

		Private Sector
				Lending Operation
Code	Description	Private companies	Individuals	Portfolio

00.0.1.01.00.00	Local	116,090.37	5,229,070.95	18,845,233.16
00.0.1.01.01.00	The North	1,491.75	51,376.76	79,649.35
00.0.1.01.02.00	The Northeast	6,074.16	386,346.21	786,510.23
00.0.1.01.03.00	The Southeast	88,569.96	4,161,120.81	15,475,112.61
00.0.1.01.04.00	The Middle-west	7,474.05	134,126.84	488,412.51
00.0.1.01.05.00	The South	12,480.45	496,100.33	2,015,548.46
00.0.1.02.00.00	Abroad	-	-	1,910,447.67
00.0.1.00.00.00	Total	116,090.37	5,229,070.95	20,755,680.83

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	6,061.48	5,272.32	4,928.97	537.21	-
00.0.0.01.02.00	Loans	2,617,062.49	1,983,772.70	597,462.41	860,430.85	461,668.02
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	60,618.40	118,340.31	38,811.28	11,848.63	541.18
00.0.0.01.04.00	Overdraft Loans	242,955.38	213,738.59	141,495.40	33,346.06	535.93
00.0.0.01.05.00	Individual Loans	189,904.19	331,519.21	141,260.04	18,513.26	5,784.56
00.0.0.01.06.00	Individual Financing	178,516.12	786,493.44	61,570.83	47,660.01	17,693.19
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	630,326.95	405,328.23	335,465.12	48,420.97	2,211.23
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	251,608.57	87,848.47	64,742.84	9,575.86	1,267.02
00.0.0.01.09.00	Vendor	242,422.34	139,181.79	43,863.63	4,141.28	19.31
00.0.0.01.10.00	Purchase Financing	118,421.46	241,376.14	61,446.74	25,249.43	203.11
00.0.0.01.11.00	Agricultural	422,897.68	220,779.63	94,431.48	24,030.49	32,871.75
00.0.0.01.12.00	Real Estate Loans	787,075.27	-	54,611.59	25,882.33	8,297.94
00.0.0.01.15.00	Other Financing	3,441,717.08	1,747,518.66	653,572.17	317,252.57	10,389.83
00.0.0.01.19.00	Other Loans	65,601.60	947.49	29,429.81	135,952.73	3,422.14
00.0.0.01.00.00	Total	9,255,189.01	6,282,116.98	2,323,092.31	1,562,841.68	544,905.21

		Amounts by Risk Level
							Total
Code	Description	E	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	-	-	16,799.98	-
00.0.0.01.02.00	Loans	138,795.57	116,009.36	59,943.10	276,176.89	7,111,321.39	731,159.22
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	458.09	160.13	234.39	1,646.53	232,658.94	74,598.34
00.0.0.01.04.00	Overdraft Loans	196.15	84.21	-	-	632,351.72	-
00.0.0.01.05.00	Individual Loans	4,302.63	5,230.55	3,883.63	20,870.79	721,268.86	-
00.0.0.01.06.00	Individual
	Financing	9,518.58	7,313.87	4,661.73	6,801.36	1,120,229.13	1,111,932.88
00.0.0.01.07.00	Advances on
	Exchange Contracts
	(before export)	-	1,907.55	-	9.76	1,423,669.81	65,905.49
00.0.0.01.08.00	Advances on
	Exchange Contracts
	(after export)	-	-	-	172.21	415,214.97	19,221.41
00.0.0.01.09.00	Vendor	-	4,533.80	-	123.20	434,285.35	-
00.0.0.01.10.00	Purchase Financing	-	-	-	-	446,696.88	-
00.0.0.01.11.00	Agricultural	927.59	3,767.42	1,883.52	40,238.94	841,828.50	746,919.58
00.0.0.01.12.00	Real Estate Loans	5,252.31	4,038.09	3,143.72	17,861.78	906,163.03	898,162.93
00.0.0.01.15.00	Other Financing	8,593.22	3,537.66	798.64	26,854.18	6,210,234.01	4,477,692.94
00.0.0.01.19.00	Other Loans	179.04	587.95	601.72	6,235.78	242,958.26	52,988.79
00.0.0.01.00.00	Total	168,223.18	147,170.59	75,150.45	396,991.42	20,755,680.83	8,178,581.58

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	7,062,829.78	2,914,587.61	1,006,361.70	3,796,675.48	3,893,383.22
00.0.0.01.03.00	Other	81,775.65	122,674.01	6,297.01	1,840,031.40	31,064.97
00.0.0.01.00.00	Total	7,144,605.43	3,037,261.62	1,012,658.71	5,636,706.88	3,924,448.19

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties

00.0.0.01.01.00	Assignment of loan without co-obligation	-	-	-	-
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	14,890.21
00.0.0.01.00.00	Total	-	-	-	14,890.21

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	937.50	746,930.91	2,335.82	1,730,203.36	367.3	299,833.82
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	14.32	197,663.17	30.16	410,678.08	5.18	72,573.85
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	11.62	381,067.39	8.99	262,470.26	2.77	87,662.80
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	5.69	394,625.77	1.46	106,266.95	1.07	78,218.85
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	3.72	738,838.31	1.69	367,503.59	1.02	210,169.00
00.0.0.01.06.00	Over to R$ 500,000.00	1.59	6,796,063.46	0.91	3,404,994.74	0.51	1,574,633.99
00.0.0.01.00.00	Total	974.44	9,255,189.01	2,379.03	6,282,116.98	377.85	2,323,092.31

		C		D		E

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	218.6	221,640.86	71.68	110,610.93	37.18	59,726.49
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	3.82	52,373.32	2.50	34,371.88	1.18	16,243.10
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.32	38,530.03	0.95	26,858.52	0.47	13,774.21
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.35	24,444.71	0.22	15,363.83	0.09	5,931.22
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.39	86,680.50	0.15	29,718.81	0.05	10,080.88
00.0.0.01.06.00	Over to R$ 500,000.00	0.17	1,139,172.26	0.04	327,981.24	0.01	62,467.28
00.0.0.01.00.00	Total	224.65	1,562,841.68	75.54	544,905.21	38.98	168,223.18

		F		G		H

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	43.67	61,630.63	28.38	40,479.35	104.16	100,887.71
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	0.98	13,453.25	0.65	8,922.39	1.44	19,822.44
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.41	11,897.55	0.24	6,785.72	0.58	17,016.28
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.08	5,195.01	0.06	4,284.08	0.18	12,752.33
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.06	11,769.10	0.03	5,776.89	0.10	19,522.50
00.0.0.01.06.00	Over to R$ 500,000.00	0.02	43,225.05	0.01	8,902.02	0.05	226,990.16
00.0.0.01.00.00	Total	45.22	147,170.59	29.37	75,150.45	106.51	396,991.42

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.1.01.00.00	Furniture and Equipment	1,545.02	1,488.70	-	3,033.72
00.0.1.02.00.00	Property and Equipment in process	48.48	-	-	48.48
00.0.1.03.00.00	Land and Buildings in Use	97,289.40	19,387.10	1,647.21	115,029.29
00.0.1.03.01.00	Land and Buildings	97,289.40	19,387.10	1,647.21	115,029.29
00.0.1.04.00.00	Furniture and Equipment	70,863.34	2,423.36	3,660.49	69,626.21
00.0.1.05.00.00	Other	187,129,12	10,767.53	17,899.30	179,997.35
00.0.1.00.00.00	Total	356,875.36	34,066.69	23,207.00	367,735.05

7027 - FUNDING BY MATURITY

		Maturity

Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	More than 15 years

00.0.1.01.00.00	Deposits	7,825,879.99	4,507,751.09	5,445,380.89	8,377,124.53	57,600.94	7.71	-
00.0.1.01.01.00	Demand Deposits	2,478,662.27	-	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	4,462,182.64	5,095,286.10	8,095,183.29	57,600.94	7.71	-
00.0.1.01.03.00	Savings Deposits	5,345,161.32	-	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	45,568.45	350,094.79	281,941.24	-	-	-
00.0.1.01.05.00	Foreign Deposits	2,056.40	-	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	6,123,745.07	1,100,822.77	-	-	-	-
00.0.1.03.00.00	Local Borrowings	-	79.47	236.23	347.02	337.10	130.15	-
00.0.1.04.00.00	Foreign Borrowings	-	1,422,196.72	1,580,890.49	265,316.81	52,946.47	11,395.17	-
00.0.1.05.00.00	Local Onlendings	-	368,957.13	934,227.27	1,751,661.97	805,115.84	606,631.49	14,897.50
00.0.1.06.00.00	Foreign Onlending	-	9,760.20	29,458.38	96,484.39	79,524.99	34,693.44	-
00.0.1.08.00.00	Subordinated Debt	-	35,627.82	-	-	-	1,483,553.85	-
00.0.1.00.00.00	Total	7,825,879.99	12,468,117.50	9,091,016.03	10,490,934.72	995,525.34	2,136,411.81	14,897.50

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic Group

Code	Description	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency

00.0.0.01.0.0	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	5,432,028.50	8,927,621.12	3,495,592.62	5,904,484.83	9,497,256.96	3,592,772.13
00.0.0.01.01.00	Credit Risk	-	-	-	5,131,178.13	-	-	5,603,395.03	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	-	-	-	227,674.31	-	-	227,674.31	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	73,176.06	-	-	73,415.49	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	4,442,390.47	4,161,069.35	281,321.12	4,726,627.56	4,010,523.06	716,104.50
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	759,040.00	8,541,415.09	7,782,375.09	-	-	-	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	759,040.00	3,690,601.81	2,931,561.81	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period

					(+/-)

1	5385500	Patriarca	47,533,732.73	47,802,491.01	(268,758.28)
2	80026000	Cayman	7,857,843.02	7,839,085.02	18,758.00
3	80085500	Nassau	6,591,220.57	6,458,653.00	132,567.57
4	8902700	Business Center Paulista	1,716,000.57	1,756,956.12	(40,955.55)
5	9631700	Business Center Rio	653,329.61	667,744.79	(14,415.18)
6	9607400	Business Center Santo Amaro	565,766.33	577,240.46	(11,474.13)
7	5733800	Santos Dumont	307,658.60	315,824.26	(8,165.66)
8	12250400	Carijós	298,787.95	307,585.12	(8,797.17)
9	14198300	São Bernardo do Campo	263,977.99	265,124.92	(1,146.93)
10	1266000	Campinas Centro	223,951.73	227,163.96	(3,212.23)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	67,092.15
00.0.0.01.02.00	Private Retirement	528.50
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	24,417.51
00.0.0.01.05.00	Compensation for Hired Employees	7,928.00
00.0.0.01.06.00	Labor Insurance Claims Premiums	2,117.61
00.0.0.01.07.00	Other Employees Benefits	45,510.70
00.0.0.01.00.00	TOTAL CHARGES	147,594.47
00.0.0.02.01.00	IOF (Tax on Financial Operations)	55,391.80
00.0.0.02.02.00	Income Taxes	218,637.19
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	313,245.67
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	7,152.01
00.0.0.02.05.00	Taxes for Social Security Financing	44,012.37
00.0.0.02.06.00	ISS (Municipal Services Tax)	13,871.71
00.0.0.02.07.00	Other	11,392.14
00.0.0.02.00.00	TOTAL TAXES	663,702.89

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	399,900.00	2,729,612.81
00.0.0.01.06.00	Collections	49,373.00	109,017.58
00.0.0.01.00.00	Total	449,273.00	2,838,630.39

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	28,717,571	13,446,794.20
00.0.1.01.01.00	Conventional System	27,256	22,359.15
00.0.1.01.02.00	Electronic System	28,690,315	13,424,435.05
00.0.1.02.00.00	Electronic Draft	107,194	50,707.89
00.0.1.03.00.00	Electronic Transfers	205,486	520,418.64
00.0.1.04.00.00	Electronic Collection	14,930,367	11,815,312.77
00.0.1.00.00.00	Total	43,960,618	25,833,233.50

7033 – INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

To the Management and Stockholders
Unibanco - União de Bancos Brasileiros S.A.

1

We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco - União de Bancos Brasileiros S.A., for the quarter ended March 31, 2004, and of the related statements of income, of changes in stockholders’ equity and of changes in financial position, as well as the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of the Bank’s management.

2

Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank’s financial position and operations.

3

Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4

The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on the Bank, required by the Brazilian Central Bank, on the combined financial statements referred to as “Financial Conglomerate” and “Economic-Financial Consolidated (CONEF)”, comprising the combined balance sheet as of March 31, 2004 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank.

5

The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the overall financial statements referred in paragraph 1. Exhibits 7016 to 7023, 7025 to 7032, 7034 to 7036, 7038 to 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same audit procedures described in paragraph 2 and, based on the adoption of these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be presented in conformity with the overall financial information referred to in paragraph 1.

São Paulo, May 11, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	ASSETS	1,013,008.80	144,409.30	252,670.06	904,748.04
00.0.0.01.06.00	Lending Operations	963,444.16	138,490.43	245,730.18	856,204.41
00.0.0.01.08.00	Other Credits	24,305.45	5,918.87	6,939.88	23,284.44
00.0.0.01.09.00	Investments	25,259.19	-	-	25,259.19
00.0.0.04.00.00	LIABILITIES	867,444.99	96,283.03	23,769.96	939,958.06
00.0.0.04.03.00	Labor Contingencies	449,615.26	59,658.30	16,473.66	492,799.90
00.0.0.04.04.00	Other Civil Contingencies	276,900.52	20,820.23	7,296.30	290,424.45
00.0.0.04.05.00	Other Contingencies	140,929.21	15,804.50	-	156,733.71

7035 - CAPITAL

Code	Description	Number of Shares (thousand)

00.0.1.00.00.00	Shares	140,885,833.32
00.0.1.01.00.00	Capital	137,611,422.08
00.0.1.01.01.00	Common Shares - Local Residents	75,195,296.56
00.0.1.01.02.00	Common Shares - Foreign Residents	370,520.29
00.0.1.01.03.00	Preferred Shares - Local Residents	15,336,232.85
00.0.1.01.04.00	Preferred Shares - Foreign Residents	46,709,372.38
00.0.1.02.00.00	Treasury Shares	3,274,411.24
00.0.1.02.02.00	Preferred Shares	3,274,411.24

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share	Remuneration per Share/Quota

1	1/20/2004	2	1/30/2004	1	0.000000681460000
2	1/20/2004	2	1/30/2004	2	0.000000749576000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	Guarantees Provided	3,241,902.73	410,261.84	370,892.94	3,281,271.63
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	109,319.84	5,502.17	654.58	114,167.43
00.0.0.01.02.00	Individuals and Non-Financial Companies	534,913.13	53,292.25	-	588,205.38
00.0.0.01.03.00	Other	2,597,669.76	351,467.42	370,238.36	2,578,898.82
00.0.0.02.00.00	Co-Obligation for Credit Assignment	28,719.84	-	24,793.27	3,926.57
00.0.0.02.01.00	Financial Institutions Authorize to Operate by Brazilian Central Bank	28,719.84	-	24,793.27	3,926.57

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,387,292.69	8,052,966.95	10,440,259.64
00.0.0.01.01.00	Cash And Due From Banks	144,169.27	51,762.32	195,931.59
00.0.0.01.02.00	Marketable Securities	-	3,595,779.86	3,595,779.86
00.0.0.01.03.00	Lending Operations	-	1,823,751.47	1,823,751.47
00.0.0.01.04.00	Other Credits	2,243,123.42	2,581,673.30	4,824,796.72

00.0.0.04.00.00	LIABILITIES	2,456,566.94	10,438,210.49	12,894,777.43
00.0.0.04.01.00	Deposits	2,056.40	1,619,246.49	1,621,302.89
00.0.0.04.02.00	Other Funding	1,009,120.80	5,739,784.83	6,748,905.63
00.0.0.04.03.00	Borrowings	1,445,389.74	1,887,355.92	3,332,745.66
00.0.0.04.07.00	Subordinated Debt	-	1,191,823.25	1,191,823.25

		By Currency

Code	Description	Dollar	Euro	Pound	Swiss Franc	Yen	Other

00.0.0.01.00.00	ASSETS	9,819,441.51	332,934.62	54,807.18	7,589.71	216,692.41	8,794.21
00.0.0.01.01.00	Cash And Due From Banks	123,371.99	44,227.39	12,477.44	7,589.71	607.75	7,657.31
00.0.0.01.02.00	Marketable Securities	3,487,239.97	108,408.79	-	-	131.10	-
00.0.0.01.03.00	Lending Operations	1,616,998.84	-	-	-	206,752.63	-
00.0.0.01.04.00	Other Credits	4,591,830.71	180,298.44	42,329.74	-	9,200.93	1,136.90

00.0.0.04.00.00	LIABILITIES	11,297,648.61	1,444,246.54	13,654.93	22,140.91	96,542.74	20,543.70
00.0.0.04.01.00	Deposits	1,608,350.68	12,951.88	-	-	-	0.33
00.0.0.04.02.00	Other Funding	5,409,070.33	1,319,320.76	6,491.35	2,921.89	9,495.10	1,606.20
00.0.0.04.03.00	Borrowings	3,088,404.35	111,973.90	7,163.58	19,219.02	87,047.64	18,937.17
00.0.0.04.07.00	Subordinated Debt	1,191,823.25	-	-	-	-	-

7040 – COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders’ Equity

Unibanco

The first quarter of 2004 operating income amounted to R$276 million. Stockholders’ equity in March 2004 stood at R$7,358 million.

Assets

Unibanco’s consolidated total assets reached R$71,505 million on March 31, 2004. Of this total, R$27,049 million were loans, R$17,945 million were marketable securities, issued primarily by the federal government and derivative financial instruments, and R$10,498 million were interbank investments.

Securities Portfolio

The sale of securities classified as available for sale generated gains before taxes of R$3 million in the first quarter of 2004.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

Unibanco classifies as held to maturity those securities it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interest.

The market value of such securities stood at R$6,084 million on March 31, 2004. The weighted average spread of this portfolio, funded by third parties, was 5.01% per annum in March 2004.

Loan Portfolio

Consolidated loan portfolio stood at R$27,343 million in March 2004.

The Retail credit portfolio, including insurance, grew by 11.3%. The credit portfolio in the Wholesale segment, including Private Banking, posted an increase of 0.7%. Credit operations indexed to the US dollar 16.7% in March 2004. Nonetheless in Reais, the portfolio posted a drop of R$93 million, as per the Real appreciation in the period.

Allowance for Loan Losses

As of March 2004, the balance for the consolidated allowance for loan losses totaled R$1,396 million, representing 5.1% of the portfolio.

Credit portfolio posted a considerable improvement in quality.

As a consequence of the portfolio quality improvement, allowance for loan losses was reduced to R$1,396 million in March 2004.

Funding

On March 31, 2003, Unibanco’s overall funding reached R$86,130 million, including R$29,324 million in investment funds and assets under management. Total local and foreign funding stood at R$56,806 million by the end of March 2004.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended March 2004 with R$29,324 million in assets.

Funding in foreign currency posted a drop of 9.5% year to year, mainly due to the appreciation of the Real during the period.

Unibanco issued a US$100 million Eurobond in January 2004. The 18-month transaction matures on August 10, 2005, and offers a 3% coupon per annum and semi-annual payments. The launch price was 99.927%, providing the investor with a 3.05% yield per annum.

Capital Adequacy and Fixed Assets Ratio

The BIS ratio stood at 18.1%, well above the minimum required by the Brazilian Central Bank of 11%.

In March 2004, fixed asset ratio stood at 46.8%.

Performance Overview

Results

The net financial margin, adjusted by the net impact on investments abroad, stood at 9.4% in the first quarter of 2004. Financial margin after provisions was R$1,205 million in the first quarter of 2004.

Investments abroad totaled R$2.0 billion in March 2004. In this period, the subsidiaries and branches abroad paid US$588 million in dividends to Unibanco in Brazil.

During the first quarter of 2004, practically 100% of these investments had been hedged, reducing the effect of exchange rate fluctuation in the quarter.

Fees from Services Rendered

In the first quarter of 2004, total fees amounted to R$741 million.

The first quarter of 2004 banking fees of R$406 million. Fee revenues from the credit card business reached R$244 million in the first quarter of 2004.

Fee revenues from assets under management reached R$91 million in the first quarter of 2004.

The ratio of fee revenue over administrative and personnel expenses (recurrent revenues and expenses), increased to 64.8% in the first quarter of 2004. The efficiency ratio reached 59,5% in the first quarter of 2004.

Personnel and Administrative Expenses

The first quarter of 2004 total personnel and administrative expenses grew R$81 million and is affected by the increase arising from acquisitions in the period. Disregarding these factor, the change in total personnel and administrative expenses would be 5.5%, below the change of IPC-A of 5.9% in the same period.

In the first quarter of 2004, total expenses increased R$59 million, as a result of the growth in the sales force, mostly concentrated in the branch network and the collectives bargaining agreement, mainly the wage adjustment as of September of 2003 (12.6%) applicable to the bank employees category.

In the first quarter of 2004, other administrative expenses increased by R$22 million year to year, principally by increases in utilities tariffs, rental and software maintenance contracts, real estate rental, postage, power energy, acquisitions and partnerships.

Expenses dropped by R$92 million in the first quarter of 2004, mainly due to concentration of expenses in the last quarter related to: projects implementation, internal market campaigns, credit and collection, increase in assets volume, brand expansion and events that occurred at the end of the year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 26, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers